Exhibit 2.1

CLIFFORD CHANCE LLP

EXECUTION VERSION

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS NOT MATERIAL AND WOULD LIKELY CAUSE COMPETITIVE HARM TO THE REGISTRANT IF PUBLICILY DISCLOSED. [***] INDICATES THAT INFORMATION HAS BEEN REDACTED.

THE SELLER

THE SELLER’S GUARANTOR

THE BUYER

THE BUYER’S GUARANTOR

AGREEMENT FOR THE SALE AND PURCHASE OF
TIZIR TITANIUM & IRON AS

Agreed Form Documents

1.	Ilmenite Supply Agreement
2.	Announcement
3.	Escrow Agreement

THIS AGREEMENT is made on 14 May 2020

BETWEEN:

(1)	TIZIR LIMITED, a company incorporated in England and Wales (registered no. 07727671), whose registered office is at Suite 1, 3rd Floor, 11-12 St James’ Square, London SW1Y 4LB (the “Seller”);

(2)
ERAMET S.A., a société anonyme duly organized and validly existing under the laws of France having its registered office at 10 Boulevard de Grenelle CS 63205 75015 Paris, France and registered at the Trade and Company Register under the number 632 045 381 (the “Seller’s Guarantor”),

(3)
TRONOX TITANIUM HOLDINGS AS, a company incorporated in Norway (registered no. 924 443 952), whose registered office is at c/o Fred A Litsheim, Wikborg Rein Advokatfirma AS, Dronning Mauds gate 11, NO-0250 Oslo (the “Buyer”); and

(4)
TRONOX HOLDINGS PLC, a company incorporated in England and Wales (registered no. 11653089), whose registered office is at Laporte Road, Stallingborough, Grimsby, North East Lincolnshire, England, DN40 2PR (the “Buyer’s Guarantor”),

each a “Party” and together the “Parties”.

THE PARTIES AGREE as follows:

1.	INTERPRETATION

1.1	In this Agreement:

“Accounting Standards” means Norwegian GAAP;

“Accounts” means the audited accounts for the Company for the financial year ended on the Last Accounting Date and the notes to those accounts;

“Act” means the Companies Act 2006;

“Additional Consideration” means an amount calculated by multiplying the Base Consideration by 3 per cent. per annum (accruing daily on the basis of a 365-day year) for the number of days in the period commencing on (and excluding) the Locked Box Date and ending on (and including) the Completion Date;

“Affiliate” means, in relation to any person, any other person who Controls or is controlled by, or under common Control with, that person;

“Affiliate Contract” means any agreement between or among a Group Company, on the one hand, and the Seller and/or its Affiliates, on the other hand (including, for the avoidance of doubt, the Cash Pooling Arrangements and the Intra-Group Accounts), but excluding any agreement which is a Transaction Document;

“Agreed Form” means, in relation to a document, such document in the form agreed by the Seller and the Buyer as set out in the “Agreed Form Documents” section of this Agreement, with such alterations as may be agreed in writing between the Seller and the Buyer from time to time;

“Agreed Rate” most recent refinancing rate of the European Central Bank plus 6 per cent. per annum;

“Announcement” means the announcement in the Agreed Form to be made on the date of this Agreement;

“Applicable Laws” means any laws, regulations, directives, statutes, subordinate legislation, by-laws, common law and civil codes of any jurisdiction, all judgments, orders, decrees, notices, instructions, decisions and awards of any court or competent authority or tribunal and all codes of practice or international treaties or conventions in each case having force of law, statutory guidance and policy notes, in each case, to the extent that the same is legally binding upon the relevant person;

“Authorisations” means all material licences, registrations, consents, permits, concessions, certifications, approvals and other authorisations (public and private) that are necessary for conducting the Business in the manner in, and to the extent to which it is carried on as at the date of this Agreement and was carried on in the one year prior to the date of this Agreement;

“Authority” means any government, quasi‑government, regulatory or administrative authority;

“Base Consideration” means $300,400,000;

“Basic Agreement” means the basic agreement between the Norwegian Confederation of Trade Unions (Landsorganisasjonen i Norge) and the Confederation of Norwegian Enterprise (Næringslivets ovedorganisasjon);

“Business” means the business of the Company carried on at the date of this Agreement;

“Business Day” means a day other than a Saturday or Sunday or public holiday in each of Norway, France, England and Wales and in New York, United States;

“Buyer Escrow Release Event” has the meaning given to it in clause 3.2.2;

“Buyer Indemnified Person” means each Buyer’s Group Undertaking and, following Completion, the Company;

“Buyer’s Completion Documents” means the Transaction Documents which are to be entered into by the Buyer;

“Buyer’s Group Undertaking” means the Buyer or an undertaking which is, on or at any time after the date of this Agreement, a subsidiary undertaking or parent undertaking of the Buyer or a subsidiary undertaking of a parent undertaking of the Buyer and “Buyer’s Group” and “Buyer’s Group Undertakings” shall be construed accordingly;

“Buyer’s Solicitors” means Cleary Gottlieb Steen & Hamilton LLP of 2 London Wall Place, London EC2Y 5AU;

“Cash Pooling Arrangements” means the arrangements documented in the cash management agreement entered into between the Seller and the Company (formerly TiZir Titan & Iron AS) on 2 May 2012;

“claim” or “claims” means any claim, potential claim, counterclaim, potential counterclaim, right of set off, rights, disputes, defences, complaints, indemnity, cause of action or interest of any kind or nature whatsoever, whether known or unknown, suspected or unsuspected, however and whenever arising and in whatever capacity and jurisdiction;

“Company” means TiZiR Titanium & Iron AS, a company incorporated in Norway (registered at the Norwegian Register of Business Enterprises under number 934 505 557), whose registered office is at Naustbakken 1, 5770 Tyssedal, Norway;

“Completion” means completion of the sale and purchase of the Shares in accordance with this Agreement;

“Completion Date” means the date which is ten Business Days after the date on which the Conditions set out in clauses 4.1.1, 4.1.2, 4.1.3 and 4.1.6 are satisfied or waived in accordance with clause 4, provided that on such Completion Date the Conditions set out in clauses 4.1.4 and 4.1.5 are also satisfied or have been waived in accordance with clause 4 (or such other date as is agreed in writing between the Seller and the Buyer, but in any event not later than the Longstop Date);

“Condition Satisfaction Date” means the date falling ten Business Days prior to the Longstop Date (including, for clarity, any extension to such Longstop Date agreed in accordance with this Agreement);

“Conditions” means the conditions listed in clause 4.1;

“connected person” means, in respect of a person, another person who is connected with such person within the meaning of sections 1122 and 1123 of the Corporation Tax Act 2010;

“Consideration Amount” means an amount equal to:

(a)	the Base Consideration; plus

(b)	the Additional Consideration; plus

(c)	the Reverse Leakage (if any);

“Control” means when a person directly or indirectly holds or controls a majority of, or the right to appoint or remove a majority of the board of directors of, or the right to exercise a dominant influence over or otherwise control (by virtue of an undertaking’s constitution or otherwise), another person;

“Data Room” means documents contained in the “Project Sylvester” electronic data room hosted by Intralinks in relation to the sale of the Shares as at 2:32 p.m. (EST) on 13 May 2020;

“Disclosure Letter” means the disclosure letter delivered by the Seller to the Buyer on the date of this Agreement;

“Dispute” means any dispute arising from or connected with this Agreement;

“E&D Matters” means Environmental Matters and Environmental Obligations;

“EBITDA” means earnings before net interest expense, income taxes, depreciation and amortization, calculated on a basis consistent with the Locked Box Accounts;

“Encumbrance” means a claim, charge, mortgage, lien, option, equitable right, power of sale, pledge, hypothecation, retention of title, right of pre‑emption, right of first refusal or other third party right or security interest of any kind or other encumbrance or right to create the foregoing;

“Environment” means:

(a)	land, including surface land, sub surface strata, sea bed and river bed under water (as defined in paragraph (b) below) and natural and man made structures;

(b)	water, including coastal and inland waters, surface waters, ground waters and water in drains and sewers;

(c)	air, including air inside buildings and in other natural and man made structures above or below ground; and

(d)	any and all living organisms or systems supported by those media, including, without limitation, humans;

“Environmental Authorities” means the Norwegian authorities with responsibility for environmental and climate matters from time to time including, without limitation, each of the Norwegian Government, the Norwegian Ministry of Climate and Environment (Miljødepartementet), the Norwegian Environment Agency (Miljødirektoratet), the Norwegian Radiation and Nuclear Safety Authority (Statens Strålevern) and local and municipal authorities (kommuner and fylker), including any county administrator (fylkesmann) or such other official body or private companies or individuals who may have been granted authority from any of the abovementioned official bodies, and “Environmental Authority” shall mean any such authority;

“Environmental Laws” means all or any national or local, civil, administrative or criminal law, common law, statutes, statutory instruments, regulations, statutory guidance, regulatory codes of practice, notices, resolutions, orders, decrees, injunctions, or judgments of a parliamentary government, quasi government, supranational, state or local government, statutory, administrative or regulatory body, court or agency having the force of law in Norway and which are legally binding on the Company, which relate to the Environment or Environmental Matters and including those which were in force at an earlier date and are no longer in force but under which the Company still has enforceable obligations and liabilities but excluding any changes after the date of this Agreement;

“Environmental Liability” means any and all Losses arising in respect of any breach of Environmental Law or Environmental Obligations by the Company;

“Environmental Matters” means, except in relation to town and country planning or zoning:

(a)	pollution or contamination of the Environment;

(b)	the generation, manufacture, processing, handling, storage, distribution, use, treatment, removal, transport, presence, disposal, release, spillage, deposit or discharge of Hazardous Substances;

(c)	the exposure of any person or other living organism to Hazardous Substances;

(d)	the creation of any noise, vibration, radiation, common law or statutory nuisance or other damage to, or material adverse impact on, the Environment; or

(e)	the emission of Greenhouse Gases, or energy use or supply associated with, or deriving from, any such emission;

“Environmental Obligations” means any obligations in relation to Environmental Matters;

“Environmental Warranty” means a Warranty contained in paragraph 17 of Schedule 5;

“Environmental Warranty Claim” means a claim in respect of an Environmental Warranty;

“Escrow Account” means the cash account opened in the name of the Buyer’s Guarantor and the Seller’s Guarantor with HSBC Bank plc with account number 85537927;

“Escrow Agent” means HSBC Bank PLC;

“Escrow Agreement” means the agreement entered into between the Seller’s Guarantor, the Buyer’s Guarantor and the Escrow Agent on or about the date of this Agreement in connection with the Escrow Payment;

“Escrow Letter” means the instruction letter from the Buyer’s Guarantor and the Seller’s Guarantor to the Escrow Agent in relation to the Escrow Account in the form appended to the Escrow Agreement;

“Escrow Payment” means (i) $18,000,000 until the Initial Longstop Date and (ii) thereafter such amount increased by $1,000,000 following notice of each of the First Longstop Date Extension and the Second Longstop Date Extension (if notified), provided that, for the avoidance of doubt, the Escrow Payment shall in no event be greater than $20,000,000;

“Escrow Terms” means the terms and conditions set out in the Escrow Agreement;

“Event” means an event, act, transaction or omission including, without limitation, a receipt or accrual of income or gains, distribution, failure to distribute, acquisition, disposal, transfer, payment, loan or advance;

“Expert” means a firm of chartered accountants agreed between the Seller and the Buyer and failing such agreement a firm of independent accountants shall be nominated by the President for the time being of the Institute of Chartered Accountants of England and Wales;

“Fundamental Warranty” means a Warranty contained in paragraphs 1, 2, 3 (other than paragraph 3.5), 4.1 and 4.3 of Schedule 5;

“Fundamental Warranty Claim” means a claim in respect of a Fundamental Warranty;

“FX Contracts” means any foreign exchange hedging contracts to which the Company is or was a party on or prior to the Completion Date;

“Greenhouse Gases” means carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons, sulphur hexafluoride and other gaseous constituents of the atmosphere, both natural and anthropogenic, that absorb and re-emit infrared radiation;

“Group” means the Company and each of the companies listed in Schedule 1, and “Group Company” shall mean any of them;

“Group Sharing Contracts” means the following contracts that are contained in Folder 16.3.5 in the Data Room:

(a)	agreement concerning the purchase of industrial gases between Eramet Norway S.A., the Company, and Yara Paxair AS dated 10 January 2013;

(b)	service agreement between Eramet Norway and Leco Corporation Svenska AB dated 1 October 2017;

(c)	agreement between Eramet Norway AS, the Company, and Hardanger Miljosenter dated 27 February 2018;

(d)	agreement between Eramet Norway AS, the Company, and Goodtech AS dated 20 August 2019

(e)	agreement between Eramet Norway AS and Reber Schindler Hels AS dated 1 March 2012;

(f)	agreement between Eramet Norway AS and Ruukki Norge AS dated 9 July 2013; and

(g)	Agreement between Eramet Norway AS, the Company, and Tools AS dated 12 December 2019;

“Hazardous Substances” means any natural or artificial substance, organism, preparation or article that (alone or combined with another substance, preparation or article) is or may be harmful to the Environment or a living organism, or which is prohibited or restricted under Environmental Laws (including any waste);

“Ilmenite Supply Agreement” means the ilmenite supply agreement to be entered into between Grande Côte Operations S.A. and the Buyer in the Agreed Form;

“Intra-Group Accounts” means all amounts, whether payables or receivables, due and payable between a Seller’s Group Undertaking and a Group Company in respect of inter-company trading activity and the provision of services, facilities and benefits between them, excluding the Cash Pooling Arrangements;

“Last Accounting Date” means 31 December 2019;

“Leakage” means an amount equal (on a $ for $ basis) to the cash or cash equivalent value of any benefit received (directly or indirectly) by the Seller or any Relevant Connected Person, or Tax paid or incurred, in breach of clause 6.1;

“Locked Box Accounts” means the Accounts;

“Locked Box Date” means the Last Accounting Date;

“Longstop Date” means (i) 12 months from the date of this Agreement (the “Initial Longstop Date”), (ii) 15 months from the date of this Agreement if the Buyer, at least 2 weeks prior to the Initial Longstop Date, has given notice to the Seller of its intention to extend the Long Stop Date (the “First Longstop Date Extension”), (iii) 18 months from the date of this Agreement if the Buyer, at least 2 weeks prior to the First Longstop Date Extension, has given notice to the Seller of its intention to further extend the Long Stop Date (the “Second Longstop Date Extension”), or (iv) such later date as the Parties may agree in writing;

“Loss” or “Losses” means any and all losses, liabilities, actions and claims, including charges, costs, damages, fines, penalties, interest and all reasonable legal, experts’, consultants’ and other professional fees and expenses;

“Material Adverse Effect” means an effect:

(a)
directly resulting from any epidemic, pandemic or disease outbreak (including the ongoing COVID-19 virus notwithstanding the fact the COVID-19 outbreak arose before the date of this Agreement (a “COVID-19 Event”); or

(b)	resulting from an event or a series of related events after the date of this Agreement,

affecting the production or operational capacity of the Company or its fixed assets, or its ability to process ilmenite consistent with past practice, that, in the Buyer’s reasonable opinion has resulted in, or more likely than not will result in, a reduction in EBITDA of the Company over the 12-month period from the date of this Agreement of 30% or more relative to EBITDA expected for that period as set out in, and calculated by reference to, the business plan for 2020 and 2021 as set forth in the Excel file at folder 4.7.2 in the Data Room (“Sylvester_Monthly BP.xls”), provided that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been a Material Adverse Effect (unless in the case of paragraphs (c), (e), (f), (g), (h) or (i), the Company-specific Criteria is met):

(a) any adverse effect to the extent attributable to the announcement of the transactions contemplated by this Agreement;

(b) any adverse effect resulting from or relating to compliance with the terms of, or the taking of any action required by, this Agreement or any of the other Transaction Documents;

(c) changes in political, business or market conditions that, in each case, generally affect the industry in which the Company conducts its business (including any change in the market price for chloride grade (CP) titanium slag, pig iron and ilmenite ore):

(d) any event of which the Buyer was aware prior to or as at the date of this Agreement (except a COVID-19 Event);

(e) generic changes in economic conditions or capital or financial markets in Norway or globally (including, for the avoidance of doubt, changes in interest rates, exchange rates and the price of electricity);

(f) any trade embargo or imposition of sanctions (unless directly resulting from a COVID-19 Event);

(g) changes in laws or regulations after the date of this Agreement (unless directly resulting from a COVID-19 Event), or accounting standards or principles, or interpretations thereof;

(h) earthquakes, landslides or natural events;

(i) acts of war (whether declared or undeclared), armed hostilities, sabotage, terrorism or coup d’état;

(j) any action taken by a Group Company at the written request or with the written consent of the Buyer; or

(k) any reduction in production in response to generic changes in economic conditions or capital or financial markets globally,

“Company-specific Criteria” means an effect that has had or would be reasonably expected to have a disproportionately adverse effect on the Company compared to other companies operating globally with a similar business to the Business, or other companies operating in Norway with a similar exposure to the effect which the Buyer is contending resulted in the Material Adverse Effect being suffered by the Company;

“Material Contracts” means (i) partnership or joint venture agreements between the Company and any person, (ii) customer contracts entered into by the Company for a term expiring after December 31, 2020 having generated during the fiscal year ending on December 31, 2019 revenues in excess of $3,000,000; (iii) supplier contracts entered into by the Company for a term expiring after December 31, 2020 having generated during the fiscal year ending on December 31, 2019 expenses in excess of $3,000,000; (iv) contracts relating to any borrowings or liability of the Company in an outstanding amount of not less than $3,000,000 as at the date hereof; (v) contracts which restrict the Company’s freedom to carry on its business in any part of the world in such manner as it thinks fit in a manner that impacts or is reasonably likely to impact the Business in a material way; (vi) contracts that are outside the ordinary course of business and with a value in excess of $100,000; (vii) contracts that are material to the Business and which trigger a consent or notification obligation in relation to the transactions contemplated by this Agreement; and (viii) the contracts contained in folders 3.2.3, 14.2.1 and 14.2.2 in the Data Room;

“Material Environmental Loss” means (i) a loss in respect of E&D Matters in excess of $290,000, or (ii) a significant constraint on the operation of the Business relating to E&D Matters;

“Norwegian GAAP” means Norwegian generally accepted accounting principles as defined by Applicable Laws and accounting standards issued by the Norwegian Accounting Standards Board, in both cases as applied on a consistent basis;

“Notice” means a notice or other communication under or in connection with this Agreement;

“Permitted Leakage” means any of the matters set out in Schedule 4 to this Agreement;

“Proceedings” means any actions, suits, litigation, proceedings, prosecutions, arbitrations, demands, claims, notices, hearings or investigations, whether judicial, administrative, civil or criminal, brought or made by any Relevant Authority, Authority, or private party, and includes litigation, arbitration, administrative proceeding, and any hearing before or brought by any Authority;

“Properties” means land number 74 title number 3 and 253, as well as land number 76 title number 5, 10 and 72, all in the municipality of Ullensvang, Norway;

“Records” has the meaning given to it in clause 20.1;

“Relevant Authority” means:

(a)	in relation to the Condition at clause 4.1.1, the Norwegian Ministry of Petroleum and Energy;

(b)	in relation to the Condition at clause 4.1.2, the German Federal Cartel Office;

“Relevant Claim” means a claim by the Buyer under or pursuant to clause 9.1;

“Relevant Connected Person” means any Affiliate or connected person of the Seller;

“Relevant Relief” has the meaning given to it in paragraph 12.1.1 of Schedule 6;

“Relief” means any loss, relief, allowance, exemption, set off, deduction, right to repayment or refund (together with any related interest), or credit granted or available, in relation to Tax, pursuant to any legislation or otherwise;

“Representation” means an assurance, commitment, condition, covenant, guarantee, promise, forecast, indemnity, representation, statement, undertaking or warranty of any sort whatsoever (whether contractual or otherwise, oral or in writing, implied or otherwise, or made negligently or otherwise);

“Resigning Director” means those individuals notified by the Seller to the Buyer between the date of this Agreement and Completion;

“Reverse Leakage” means an amount equal (on a $ for $ basis) to the cash or cash equivalent value of any benefit received by the Company (such cash or cash equivalent value to be calculated gross of any Tax assessed on or in respect of the receipt or payment of such benefit) from any member of the Seller’s Group or any Relevant Connected Person with the prior written consent of the Buyer (which the Buyer shall not unreasonably withhold or delay and, in the case of emergency funding, the Buyer will respond within 24 hours) between the Locked Box Date and the Completion Date where necessary as emergency funding or to satisfy the Company’s short term liquidity requirements to ensure the proper functioning of the Business (otherwise than pursuant to or in connection with the Affiliate Contracts);

“Seller’s Account” means the account in the name of Tizir Limited with Santander Bank plc, with sort code 090715 and account number 00056703;

“Seller’s Completion Document” means, in respect of the Seller or any Seller’s Group Undertaking, each Transaction Document which is to be entered into by it;

“Seller Escrow Release Event” has the meaning given to it in clause 3.2.1;

“Seller’s Group Undertaking” means the Seller or an undertaking which is, at the date of this Agreement, a subsidiary undertaking or parent undertaking of the Seller or a subsidiary undertaking of a parent undertaking of the Seller (but excluding the Group Companies) and “Seller’s Group” and “Seller’s Group Undertakings” shall be construed accordingly;

“Sellers’ Solicitors” means Clifford Chance LLP of 10 Upper Bank Street, London E14 5JJ;

“Seller Insurance” has the meaning given to it in clause 18.2;

“Senior Manager” means each of Per Oyvind Saervartveit, Jorulf Kirkjeeide, Ove Opedal, Borge Hauge, Trond Thiis and Haavard Elstad;

“Shares” means the entire issued share capital of the Company;

“Sum Recovered” has the meaning given to it in paragraph 9.3 of Schedule 6;

“Surviving Provisions” means clauses 1 (Interpretation), 3.2 (Consideration), 21 (Confidential Information), 22 (Announcements), 23 (Costs), 24 (General), 25 (Entire Agreement), 26 (Assignment), 27 (Notices), 28 (Governing Law and Jurisdiction);

“Tax” means:

(a)
any form of taxation, levy, duty, charge, contribution (including social security contribution), withholding or impost, in each case in the nature of tax, whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or otherwise, in each case wherever, whenever and upon whomever imposed; and

(b)	any fine, penalty, surcharge or interest related to any of the foregoing;

“Tax Authority” means any government, state or municipality or any local, state, federal or other authority, body or official anywhere in the world exercising a fiscal, revenue, customs, social contributions, or excise function (including, without limitation, HM Revenue and Customs);

“Tax Benefit” has the meaning given to it in paragraph 12 of Schedule 6;

“Tax Claim” means a Tax Warranty Claim or a Tax Covenant Claim;

“Tax Covenant” means the covenant given by the Seller as set out in paragraph 2 of Schedule 7;

“Tax Covenant Claim” means a claim under the Tax Covenant;

“Tax Warranty” means a Warranty contained in paragraph 19 of Schedule 5;

“Tax Warranty Claim” means a claim in respect of a Tax Warranty;

“Third Parties Act” means the Contracts (Rights of Third Parties) Act 1999;

“Third Party Assurances” means all guarantees, indemnities, counter-indemnities and letters of comfort of any nature given (i) to a third party by a Group Company in respect of any obligation of a member of the Seller’s Group; and/or (as the context may require) (ii) to a third party by a member of the Seller’s Group in respect of any obligation of a Group Company;

“Transaction” means the acquisition by the Buyer of the Shares pursuant to the terms of this Agreement;

“Transaction Documents” means this Agreement, the Disclosure Letter, the Ilmenite Supply Agreement, the Transitional Services Agreement and any other ancillary document required to be entered into by any or all of the parties on or before Completion pursuant to the terms of this Agreement;

“Transitional Services Agreement” means the transitional services agreement to be agreed between the Seller, the Company and the Buyer between the date of this Agreement and Completion;

“Underlying Claim” has the meaning given to it in paragraph 5.1 of Schedule 6;

“USD” or “$” means US dollars, being the lawful currency of the United States; and

“Warranty” means a statement contained in Schedule 5 and “Warranties” means all those statements.

1.2	In this Agreement, a reference to:

1.2.1
(i) a “subsidiary” or “holding company” is to be construed in accordance with section 1159 (and Schedule 6) of the Act and for the purposes of this definition, a person shall be treated as a member of another person if any of that person’s subsidiaries is a member of that other person, or if any shares in that other person are held by a person acting on behalf of it or any of its subsidiaries; (ii) a “subsidiary undertaking” or “parent undertaking” is to be construed in accordance with section 1162 (and Schedule 7) of the Companies Act 2006; and (iii) a “group undertaking” shall be construed in accordance with section 1161(5) (and Schedule 6) of the Act. A subsidiary and a subsidiary undertaking shall include any person the shares or ownership interests in which are subject to security and where the legal title to the shares or ownership interests so secured is registered in the name of the secured party or its nominee pursuant to such security;

1.2.2
liability under, pursuant to or arising out of (or any analogous expression) any agreement, contract, deed or other instrument includes a reference to contingent liability under, pursuant to or arising out of (or any analogous expression) that agreement, contract, deed or other instrument;

1.2.3	a party being liable to another party, or to liability, includes, but is not limited to, any liability in equity, contract or tort (including negligence) or under the Misrepresentation Act 1967;

1.2.4
a statutory provision includes a reference to the statutory provision as modified or re‑enacted or both from time to time before the date of this Agreement and any subordinate legislation made under the statutory provision (as so modified or re‑enacted) before the date of this Agreement;

1.2.5
a “person” includes a reference to any individual, firm, company, corporation or other body corporate, government, state or agency of a state or any joint venture, association or partnership, works council or employee representative body (whether or not having separate legal personality);

1.2.6	a person includes a reference to that person’s legal personal representatives, successors and permitted assigns;

1.2.7	a “party” includes a reference to that party’s successors and permitted assigns;

1.2.8	a clause, Schedule, or paragraph unless the context otherwise requires, is a reference to a clause of, schedule to or paragraph of a Schedule to, this Agreement;

1.2.9
any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English legal term and to any English statute shall be construed so as to include equivalent or analogous laws of any other jurisdiction; and

1.2.10	times of the day is to London time.

1.3
The ejusdem generis principle of construction shall not apply to this Agreement. Accordingly, general words shall not be given a restrictive meaning by reason of their being preceded or followed by words indicating a particular class of acts, matters or things or by examples falling within the general words. Any phrase introduced by the terms “other”, “including”, “include” and “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

1.4
Where it is necessary for the purposes of clause 6 or Schedule 4 to determine whether a monetary limit or amount set out in this Agreement has been reached or exceeded and the value of the relevant Leakage or Permitted Leakage is expressed in a currency other than $, the value of such Leakage or Permitted Leakage shall be translated into $ at the closing spot rate on the date the relevant Leakage or Permitted Leakage occurs.

1.5	The headings in this Agreement do not affect the interpretation of this Agreement.

2.	SALE AND PURCHASE OF SHARES

2.1
Subject to satisfaction of the Conditions, the Seller agrees to sell with full title guarantee and the Buyer agrees to buy the Shares and each right attaching to the Shares at or after Completion, free of any Encumbrance.

2.2	The Seller waives all rights of pre‑emption and other restrictions on transfer over the Shares so as to permit the sale and purchase of the Shares in accordance with this Agreement.

3.	CONSIDERATION

3.1	The purchase price for the Shares shall be an amount equal to the Consideration Amount.

3.2
The Buyer Guarantor represents that it shall pay the Escrow Payment in immediately available funds, on the date of this Agreement or, if later, on the opening of the Escrow Account, into the Escrow Account and shall increase the amount in the Escrow Account as required by the definition of Escrow Payment in this Agreement. The Parties acknowledge and agree that the Escrow Payment shall be released by the Escrow Agent from the Escrow Account:

3.2.1	to the Seller, in accordance with the Escrow Terms, if:

(a)	Completion occurs in accordance with the terms set out in this Agreement; or

(b)	Completion does not occur:

(i)
as a result of this Agreement terminating pursuant to (A) clause 4.10.1, due to a failure to satisfy the Conditions set out in clauses 4.1.2 or 4.1.3 by the Condition Satisfaction Date, or (B) clause 4.10.2; or

(ii)	subject to Conditions having been satisfied (or waived in accordance with clause 4.2), as a result of a breach by the Buyer of its obligations under clause 7.3 of this Agreement,

(each, a “Seller Escrow Release Event”); or

3.2.2
to the Buyer’s Guarantor in accordance with the Escrow Terms if Completion does not occur as a result of a breach by the Seller of its obligations under clause 7.3 of this Agreement or as a result of any of the Conditions in clauses 4.1.1, 4.1.4, 4.1.5 or 4.1.6 not being satisfied (or waived by the Buyer in accordance with clause 4.2) by the Condition Satisfaction Date (the “Buyer Escrow Release Event”).

4.	CONDITIONS

4.1	Completion is conditional on the following conditions being satisfied (or waived in accordance with clause 4.2):

4.1.1
consents from the Norwegian Ministry of Petroleum and Energy and the board of directors of Aktieselskabet Tyssefaldene, pursuant to sections 23 and 28 of the Licensing of Watercourses Act 1917 (as amended in 2017), are obtained by the Buyer to purchase the Shares from the Seller, as required in relation to the right held by Aktieselskabet Tyssefaldene to rent Tysso II from Statkraft;

4.1.2	the prohibition on closing contained in s.41(1) sentence 1 of the German Act against Restraints of Competition (ARC) being lifted, including as a result of the German Federal Cartel Office:

(a)	failing to inform the Parties, within the time period provided for in s.40(1) sentence 1 ARC that it intends to initiate an in-depth investigation of the Transaction (under s.40(2) ARC);

(b)
after receipt of a complete notification (s.40(1) sentence 1 ARC), approving the Transaction by informing the Parties in writing that the preconditions for prohibition in s.36(1) ARC are not met and that it therefore does not intend to initiate an in-depth investigation of the Transaction under s.40(2) ARC;

(c)
failing to prohibit the Transaction, following the initiation of an in-depth investigation, within the time period provided for in s.40(2) sentence 2 ARC from receipt of a complete notification, or within any period extended under Section 40(2), sentence 4, no 1, and/or Section 40(2) sentence 5,6 or 7 ARC; or

(d)
approving the Transaction pursuant to s.40(2) sentence 1 ARC following an in-depth investigation by informing the Parties in writing that the preconditions for prohibition in s.36(1) ARC are not met subject to remedies, undertakings, commitments, or any other amendments the German Federal Cartel Office may have requested and to which the Buyer has agreed in accordance with clause 4.4;

4.1.3

(a)
no Proceedings that could restrain, prohibit, declare illegal, or otherwise challenge or interfere, obtain relief or impose conditions or remedies in connection with the transactions contemplated by this Agreement having been instituted, threatened or required by any Authority or private party (and not withdrawn, closed, or settled), nor there coming into force any Applicable Law having the same result; and

(b)	any relevant mandatory clearance, approval, notice, consent or other authorization by an Authority (other than those described in 4.1.1) having been received;

provided that, in respect of each of clauses 4.1.1 to 4.1.3, where a relevant clearance, approval, notice, consent, or other authorisation by a Relevant Authority or Authority, as the case may be, is subject to conditions precedent, such conditions precedent have been satisfied; and

4.1.4
subject to clause 12.2, each of the Fundamental Warranties (except those set out in paragraph 2.1.2, 2.1.3 and 2.1.4 of Schedule 5) being accurate in all material respects immediately prior to Completion by reference to the facts and circumstances subsisting at the Completion Date (on the basis that any reference in such Warranties, whether express or implied, to the date of this Agreement is substituted by a reference to the Completion Date);

4.1.5	since the date of this Agreement, no Material Adverse Effect having occurred and having been notified by the Buyer to the Seller; and

4.1.6	satisfaction of the matters described in Schedule 8 prior to the Condition Satisfaction Date.

4.2
The Conditions set out in clauses 4.1.1, 4.1.2, 4.1.3, 4.1.4, 4.1.5 and 4.1.6 are for the benefit of the Buyer and, without prejudice to any other right or remedy available to it (if any) and subject always to its obligations under clause 5, the Buyer may in its absolute discretion waive any of the Conditions set out in clauses 4.1.1, 4.1.2, 4.1.3, 4.1.4, 4.1.5 and 4.1.6 either in whole or in part by notice in writing to the Seller.

4.3
The Seller shall, as soon as reasonably practicable following the date of this Agreement, enable representatives of Buyer to make an inspection as provided in Schedule 8 in connection with the satisfaction of the Condition set out in clause 4.1.6.

4.4
The Buyer shall use reasonable endeavours to procure that the Conditions set out in clauses 4.1.2 and 4.1.3 are satisfied as soon as reasonably practicable and, in any event, by no later than the  Condition Satisfaction Date, including making all draft filings, submissions or notifications that are necessary or desirable to obtain the clearance or approval by any Relevant Authority or Authority referred to in clauses 4.1.2 and 4.1.3 as soon as reasonably practicable and, to the extent necessary in order to satisfy clauses 4.1.2 and 4.1.3, entering into a settlement, undertaking, consent decree, agreement or commitment with any Authority or Relevant Authority, provided that this shall not require the Buyer to agree to or commit to the sale or disposition of any assets, properties or businesses of the Buyer’s Group or the Company.

4.5
Each of the Buyer and the Seller shall use their best endeavours to procure that the Condition set out in clause 4.1.1 is satisfied as soon as reasonably practicable and, in any event, by no later than the Condition Satisfaction Date, which shall require the Buyer and the Seller to make all draft filings, submissions or notifications that are necessary or desirable to satisfy the Condition set out in clause 4.1.1 and (in respect of the Seller) procuring the passing of resolutions by the board of directors of each of the Company and Aktieselskabet Tyssefaldene consenting to the transactions contemplated in this Agreement and (in the case of the Buyer) filing an application for an acquisition license for the indirect transfer of shares in Aktieselskabet Tyssefaldene with the Norwegian Ministry of Petroleum and Energy along with all necessary attachments and exhibits, in each case as soon as reasonably practicable and, to the extent necessary in order to satisfy clause 4.1.1.

4.6	For the purposes of the Conditions in clauses 4.1.1, 4.1.2 and 4.1.3, each of the Buyer and the Seller shall, to the extent permitted by law and practicable:

4.6.1	inform the other party in advance of any material communication (whether written or oral) it proposes to make or submit to any Relevant Authority or Authority in connection with this Agreement;

4.6.2
provide the Seller (in the case of the Buyer) or the Buyer (in the case of the Seller) with reasonable advance notice of all meetings and material telephone calls with any Relevant Authority or Authority in connection with this agreement and give the Seller (in the case of the Buyer) or the Buyer (in the case of the Seller) a reasonable opportunity to participate in them (except to the disclosure of material which the disclosing party considers to contain business secrets or other confidential material or to the extent that a Relevant Authority or Authority expressly requests that the Seller or the Buyer, as the case may be, should not be present at the meeting or telephone call or any part of the meeting or telephone call);

4.6.3
provide the Seller (in the case of the Buyer) or the Buyer (in the case of the Seller) with drafts of all material communications intended to be sent to any Relevant Authority or Authority in connection with this Agreement, give the Seller (in the case of the Buyer) or the Buyer (in the case of the Seller) a reasonable opportunity to comment on them, have regard to any such comments that may be made and provide the Seller (in the case of the Buyer) or the Buyer (in the case of the Seller) with final copies of all such communications (except that in relation to all disclosure under this clause 4.6, business secrets and other confidential material may be redacted so long as the disclosing party acts reasonably in identifying such material for redaction). The Seller shall not send any material communication to a Relevant Authority or Authority unless the Buyer has first given its agreement, such agreement not to be unreasonably withheld and subject always to its obligations under clause 4.5; and

4.6.4
promptly deal with all requests and enquiries from any Relevant Authority or Authority in connection with satisfying any Condition and promptly provide all information required by any Relevant Authority or Authority in connection with satisfying any Condition.

4.7
If, at any time, the Buyer becomes aware of a fact or circumstance that is reasonably likely to prevent any Condition from being satisfied, it shall inform the Seller of the matter as soon as reasonably practicable and keep the Seller apprised of the status of such matter.

4.8
The Seller shall, to the extent reasonably practicable in a timely fashion, provide the Buyer with such necessary information, assistance and administrative co-operation (including, for the avoidance of doubt, making available, on reasonable notice, such appropriate employees of the Company and Seller to attend meetings with the relevant party or such Relevant Authority or Authority and providing such documents, correspondence and other information necessary to respond to requests for information by a Relevant Authority or Authority) as is reasonably requested by the Buyer.

4.9	For the avoidance of doubt, any and all filing or notification fees under this clause 4 shall be for the sole account of the Buyer.

4.10	This Agreement shall automatically terminate with immediate effect:

4.10.1	if the Conditions have not been satisfied or waived in accordance with clause 4.2 by 11.59 p.m. on the Condition Satisfaction Date; or

4.10.2
upon delivery of a notice to the Seller by the Buyer that in the Buyer’s reasonable opinion, having used reasonable endeavours as required by clause 4.4, the Conditions set out in clauses 4.1.2 or 4.1.3 have become incapable of being fulfilled by the Condition Satisfaction Date.

4.11
If this Agreement terminates pursuant to (a) clause 4.10.1 due to a failure to satisfy the Conditions set out in clauses 4.1.2 or 4.1.3, or (b) clause 4.10.2, the Escrow Payment shall be payable to the Seller in accordance with clause 3.2.1(b). Each of the Parties acknowledges and agrees that:

4.11.1	the agreements in this clause 4.11 are an integral part of this Agreement and the transactions contemplated hereunder

4.11.2	the Escrow Payment pursuant to clause 3.2.1(b) is:

(a)	proportionate to the legitimate interest of the Seller in the enforcement of the Buyer’s primary obligations pursuant to this Agreement;

(b)	not a penalty; and

(c)	reasonable;

4.11.3	without the agreements contained in this clause 4.11, the Parties would not enter into this Agreement; and

4.11.4
notwithstanding anything to the contrary in this Agreement, the payment of the Escrow Payment to the Seller pursuant to clause 3.2.1(b) is an exclusive remedy of the Seller and to the exclusion of any other damages, compensation or other remedy to which the Seller may otherwise be entitled in connection with the matters which triggered the payment of the Escrow Payment.

4.12
Each Party’s further rights and obligations cease immediately on termination other than in respect of the Surviving Provisions, but termination does not affect a Party’s accrued rights and obligations at the date of termination.

5.	BUYER INDEMNITY

5.1
Subject to clause 5.2, in the event that the Buyer waives a Condition set out in clauses 4.1.2 or 4.1.3 and Completion occurs, the Buyer agrees to indemnify the Seller in respect of any and all Losses (and regardless of the jurisdiction in which such Loss is suffered or incurred), as incurred, if such Losses arise out of, or are attributable to, the waiver by the Buyer of a Condition set out in clauses 4.1.2 or 4.1.3, provided that no claim under this clause 5.1 may be made unless notice of such claim has been given by the Seller to the Buyer on or before the date falling two years after the Completion Date.

5.2
The indemnity contained in clause 5.1 shall not apply to any Losses if and to the extent that the Buyer seeks prior written consent from the Seller to waive a Condition set out in clauses 4.1.2 or 4.1.3 and the Seller provides its written consent to the Condition being waived (such consent not to be unreasonably withheld).

5.3
The Seller shall, as soon as reasonably practicable, give notice to the Buyer of any claim in respect of which indemnification may be sought under clause 5.1, and provide the Buyer with such information and assistance as the Buyer may reasonably require in connection with the preparation for and conduct of any proceedings and/or negotiations relating to the claim, provided that to do so would not, in the Seller’s view, be prejudicial to it or to any obligation of confidentiality (provided that the Seller will, so far as reasonably practicable in the circumstances, use its reasonable endeavours to seek consent to disclosure where any such obligation of confidentiality is owed) or other legal or regulatory obligation which the Seller owes to any third party or to any regulatory request that has been made of it, but failure to so notify or failure to provide adequate information to the Buyer shall not relieve the Buyer from any liability in connection with the relevant claim under clause 5.1 but shall be taken into account in calculating the liability of the Buyer in connection with such claim to the extent that such liability is increased by such failure.

5.4
In circumstances where both the Buyer and the Seller are a party to a claim notified under clause 5.3 and without prejudice to clause 5.1, the Buyer shall, with the prior written consent of the Seller, have the power to settle or compromise or consent to the entry of any judgment with respect to any claim in respect of which indemnification could be sought under clause 5.1 provided such settlement, compromise or consent:

5.4.1	includes an express, complete and unconditional release of the Seller from all liability arising out of such claim; and

5.4.2	does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of the Seller.

5.5
The Seller shall have full conduct in respect of any litigation or regulatory investigation or enforcement action in relation to the conduct of a claim notified under clause 5.3 but shall, to the extent reasonably practicable (and subject always to any legal or regulatory obligation preventing disclosure of the subject matter of the claim) consult with and take into account the Buyer’s views, request and suggestions in respect of the conduct of such claim. To the extent that a claim under the indemnity contained in clause 5.1 is based upon a liability of the Seller which is a contingent liability for a monetary amount, the Buyer shall not be liable to make a payment to the Seller in respect thereof unless and until such time as the contingent liability becomes an actual liability. Nothing in the preceding sentence (or this clause 5 more generally) shall be taken as limiting the Buyer’s obligation to pay for legal costs and expenses reasonably and properly incurred by the Seller in connection with any claim under the indemnity contained in clause 5.1, whether for a monetary amount or not.

5.6	The provisions of this clause 5 will remain in full force and effect notwithstanding the completion of all matters and arrangements referred to in or contemplated by this Agreement.

5.7	The Buyer shall not be liable for a claim under the indemnity contained in clause 5.1 to the extent that the matter giving rise to the claim under the indemnity contained in clause 5.1:

5.7.1	would not have arisen but for a voluntary Event on or after Completion by the Seller otherwise than to the extent required by law or by any contract entered into prior to Completion; or

5.7.2
would not have arisen but for the passing of, or a change in, a law, rule, regulation, interpretation of the law or administrative practice of a government, governmental department, agency or regulatory body after the date of the relevant waiver not actually or prospectively in force at the date of such waiver.

5.8	The Seller is not entitled to recover more than once in respect of the same claim under the indemnity contained in clause 5.1.

6.	LOCKED BOX

6.1	The Seller covenants and undertakes to the Buyer that in the period from (and excluding) the Locked Box Date up to (and including) Completion (save to the extent comprising Permitted Leakage):

6.1.1	no dividend or other distribution of profits or assets has been or will be declared, paid or made by any Group Company to or for the benefit of the Seller or any Relevant Connected Person;

6.1.2	no Shares held by the Seller have been or will be redeemed or repurchased;

6.1.3	no payments have been or will be made by or on behalf of a Group Company to or for the benefit of the Seller or any Relevant Connected Person;

6.1.4	no amounts owed to a Group Company by the Seller or any Relevant Connected Person have been or will be waived or forgiven;

6.1.5
other than in connection with any intra-group trading carried out in the ordinary and usual course of business at arm’s length terms, no assets have been or will be transferred by a Group Company to the Seller or any Relevant Connected Person;

6.1.6
other than in connection with any intra-group trading carried out in the ordinary and usual course of business at arm’s length terms, no liabilities have been or will be assumed or incurred (or any indemnity given in respect thereof) by a Group Company for the benefit of the Seller or any Relevant Connected Person;

6.1.7	no Encumbrance has been or will be created over any of the assets of any Group Company in favour of or for the benefit of the Seller or any Relevant Connected Person;

6.1.8
no management, monitoring or other shareholder or directors’ fees, severance payments, transaction or other bonuses, other compensation or payments of a similar nature have been or will be paid by or on behalf of a Group Company to or for the benefit of the Seller or any Relevant Connected Person;

6.1.9
no costs or expenses of the Seller or any Relevant Connected Person relating to the negotiation, execution or consummation of this Agreement or the sale of the Shares have been or will be paid or incurred, by or on behalf of any Group Company to or on behalf of the Seller or any Relevant Connected Person;

6.1.10	neither the Seller nor any Relevant Connected Person have agreed or committed or will agree or commit to do any of the things set out in clauses 6.1.1 to 6.1.9 (inclusive) above; and

6.1.11
no Tax or amount on account or in respect of Tax (excluding any such Tax or amount which is recoverable by repayment or credit) will be paid or incurred by any Group Company in respect of, by reference to or in consequence of any of the matters referred to clauses 6.1.1 to 6.1.10 (inclusive) above, provided that the Seller shall have no liability under this clause 6.1 if Completion does not occur.

6.2	Prior to Completion, the Seller shall notify the Buyer in writing as soon as practicable if the Seller becomes aware of a payment or transaction:

6.2.1	which constitutes or which will constitute, if made, a breach of clause 6.1 and an amount equal to such Leakage shall be deducted from the Consideration Amount in accordance with clause 7.3.2; or

6.2.2	which constitutes or which will constitute Reverse Leakage.

6.3
Following Completion the Seller shall on demand by the Buyer pay to the Buyer an amount equal to any Leakage to the extent such Leakage has not been deducted from the Consideration Amount pursuant to clause 6.2.1. Following Completion, a claim under this clause 6.3 shall be the sole remedy available to the Buyer arising (directly or indirectly) from a breach of clause 6.1.

6.4
The Seller shall not be liable to make a payment under clause 6.3 unless the Buyer has notified the Seller in writing of the claim stating in reasonable detail the nature of the breach and, if practicable, the amount claimed, on or before the date falling nine months after Completion. For the avoidance of doubt, the Seller shall not be liable in respect of any claim under clause 6.3 prior to Completion.

6.5	Nothing in clause 6.4 shall have the effect of limiting, restricting or excluding any liability arising as a result of any fraud.

7.	COMPLETION

7.1	Completion shall take place at the offices of the Sellers’ Solicitors on the Completion Date or such other place as agreed between the Buyer and the Seller.

7.2	No later than 5 p.m. on the day that is ten Business Days prior to Completion, the Seller shall provide the Buyer with:

7.2.1	a notice setting out: (i) the amounts comprising the Consideration Amount; and (ii) any Leakage pursuant to clause 6.2; and

7.2.2	such supporting information and documentation as is reasonably necessary for the Buyer to review the calculation of the Leakage set out in the notice provided pursuant to clause 7.2.1.

7.3	At Completion:

7.3.1	the Seller and the Buyer shall deliver, or procure the delivery of, the Escrow Letter to the Escrow Agent authorising release of the Escrow Payment to the Seller;

7.3.2
the Buyer shall pay an amount equal to the Consideration Amount (less (i) the Leakage notified by the Seller and deducted from the Consideration Amount pursuant to clause 6.2 and (ii) the amount of the Escrow Payment) by transfer of immediately available funds for same day value to the Seller’s Account; and

7.3.3	the Seller and the Buyer shall do all things respectively required of each of them at Completion under clause 2, this clause 7 and Schedule 2.

7.4
The receipt of the Consideration Amount (less (i) the amount of the Leakage deducted from the Consideration Amount pursuant to clause 6.2 and (ii) the amount of the Escrow Payment) in the Seller’s Account in accordance with clause 7.3 shall constitute good and absolute discharge for the Buyer of its obligations to pay such amount and the Buyer shall not be responsible for the distribution of such amount.

7.5	A Party shall not be obliged to complete this Agreement unless:

7.5.1	the other Party complies with all its obligations (as the case may be) under clause 2, this clause 7 and Schedule 2; and

7.5.2	the sale and purchase of all the Shares is completed simultaneously.

7.6
If Completion does not take place on the Completion Date because any Party fails in any respect to comply with any of its obligations under clause 2, this clause 7 and Schedule 2 (whether or not such failure to comply would amount to a repudiatory breach at common law), the Buyer (in the case of such a failure by the Seller) or the Seller (in the case of such a failure by the Buyer) may by notice to the other Party elect to:

7.6.1	proceed to Completion to the extent reasonably practicable (without limiting the rights under this Agreement of the Buyer, or as the case may be, the Seller);

7.6.2	postpone Completion to a date not more than 10 Business Days after the Completion Date; or

7.6.3	terminate this Agreement.

7.7	If Completion is postponed to another date in accordance with clause 7.6.2, the provisions of this Agreement apply as if that other date is the Completion Date.

7.8	If this Agreement is terminated pursuant to clause 7.6.3:

7.8.1
the Seller (in the case of such a failure by the Buyer) and the Buyer (in the case of such a failure by the Seller) are respectively entitled to all remedies available at law for breach of contract; and

7.8.2
each Party’s further rights and obligations cease immediately on termination, but termination does not affect a Party’s accrued rights and obligations at the date of termination or its rights and obligations arising as a result of termination.

8.	ESCROW ACCOUNT

8.1
Each of the Buyer, the Buyer’s Guarantor, the Seller and the Seller’s Guarantor agree that money in the Escrow Account shall only be used in accordance with clause 3.2, this clause 8 and the Escrow Agreement. Each of the Buyer, the Buyer’s Guarantor, the Seller and the Seller’s Guarantor shall ensure that rights to the Escrow Account remain free from any Encumbrance, set off or counterclaim except as referred to in clause 24.7 (General).

8.2	All costs and charges payable to the Escrow Agent in relation to the Escrow Account are to the account of and shall be payable solely by the Seller’s Guarantor.

8.3
The Seller’s Guarantor and the Buyer’s Guarantor shall within two Business Days of the occurrence of a Seller Escrow Release Event or a Buyer Escrow Release Event, as the case may be, jointly instruct the Escrow Agent in writing to release the Escrow Payment to the Seller or the Buyer’s Guarantor, as the case may be, in accordance with clause 3.2. For the avoidance of doubt, the obligations of the Seller’s Guarantor and the Buyer’s Guarantor to instruct the Escrow Agent on the occurrence of a Seller Escrow Release Event or a Buyer Escrow Release Event, as the case may be, are absolute and not subject to any right of dispute whether arising from an alleged counterclaim or right of set off in respect of a Relevant Claim or otherwise, which dispute will be a matter to be settled once the Escrow Payment has been disbursed. For the avoidance of doubt, and subject always to clause 4.11, the instruction to the Escrow Agent in accordance with this clause 8 shall not limit or prejudice or be deemed to constitute or to waive in any manner the rights and remedies of the Buyer or the Seller, as the case may be, including in connection with the matters which triggered the payment of the Escrow Payment.

9.	THE SELLER’S WARRANTIES AND PRE‑COMPLETION CONDUCT

9.1
The Seller warrants to the Buyer in the terms of the Warranties at the date of this Agreement. Immediately before Completion, the Seller is deemed to warrant to the Buyer in the terms of the Fundamental Warranties by reference to the facts and circumstances as at Completion. For this purpose only, where there is an express or implied reference in a Fundamental Warranty to the “date of this Agreement”, that reference is also to be construed as a reference to the Completion Date.

9.2	The Seller’s liability for Relevant Claims shall be limited or excluded, as the case may be, as set out in Schedule 6.

9.3	The Warranties are qualified by the facts and circumstances:

9.3.1	contained or referred to in this Agreement; or

9.3.2	in relation to the Warranties other than the Fundamental Warranties, fairly disclosed in the Disclosure Letter or in any of the documents annexed to the Disclosure Letter.

9.4
Warranties qualified by the Seller’s awareness or any similar expression in Schedule 5 shall be deemed to mean the actual and constructive knowledge of each of the Senior Managers in each case in their respective roles as senior managers of the Company for the area over which each has responsibility, as at the date the relevant Warranty is given and the actual knowledge of Guillaume Calais, Charles Nouel, Sebastien Roquejeoffre and Thomas Devedjian as at the date the relevant Warranty is given.

9.5
Save in the case of fraud, wilful default or gross negligence, the Seller undertakes to the Buyer to waive any rights, remedies or claims which it may have in respect of any misrepresentation, inaccuracy or omission in or from any information or advice supplied or given by the Group Companies or their respective directors, officers, employees or agents in connection with assisting the Seller in the giving of any Warranty or the preparation of the Disclosure Letter.

9.6
The Buyer acknowledges and agrees that the Seller gives no warranty, representation or undertaking as to the accuracy or completeness of any information (including, without limitation, any of the forecasts, estimates, projections, statements of intent or statements of opinion) provided to the Buyer or any of its advisers or agents (howsoever provided) save as provided for in the Warranties.

9.7	Between the date of this Agreement and the Completion Date, the Seller shall comply with its obligations in Schedule 3.

9.8	Notwithstanding clause 9.7, the Seller shall be permitted to perform or omit to take any action specified in Schedule 3 without the Buyer’s consent if such action or omission by the Seller:

9.8.1	is required pursuant to the terms of this Agreement; or

9.8.2
is reasonably done in an emergency or disaster situation (but, for the avoidance of doubt, excluding any situation directly related to the ongoing COVID-19 pandemic) with the good faith intention of minimising any adverse effect of such situation on the Company provided that the Seller shall as soon as reasonably practicable provide the Buyer with all information in relation to such emergency or disaster situation.

9.9
The Seller shall procure that the pledge over the Shares and the guarantee granted by the Company, in each case in connection with the 9.50 per cent. USD 300,000,000 Senior Secured Callable Bond Issue 2017/2022 issued by the Seller are absolutely, irrevocably and unconditionally released on or prior to the Completion Date.

9.10
The Buyer agrees to use its reasonable endeavours to assist the Seller, in relation to any matter which is of an administrative or procedural nature, and reasonably requested by the Seller, to obtain written evidence confirming, with effect from Completion, the absolute, irrevocable and unconditional release of the pledge over the Shares and the guarantee granted by the Company, in each case in connection with the 9.50 per cent. USD 300,000,000 Senior Secured Callable Bond Issue 2017/2022 issued by the Seller, including opening an escrow account in Norway (or such other country as may be necessary or expedient for the purposes of Completion) into which to pay the Consideration Amount (less (i) the Leakage notified by the Seller and deducted from the Consideration Amount pursuant to clause 6.2 and (ii) the amount of the Escrow Payment). For the avoidance of doubt, this clause shall not require the Buyer to pay any additional consideration or pay any Tax or other expense that, but for this clause 9.10, it would not be obliged to pay under the terms of this Agreement.

9.11
The Seller shall procure that the Company shall terminate, or transfer to the Seller (or one of its Affiliates), at such time as the Seller may in its absolute discretion determine (including after Completion, subject to clause 11.1.4),  all FX Contracts to which it is a party, along with all resulting liabilities or obligations, on terms such that the Company shall have no liability in respect of such contracts.

9.12
The Seller shall procure that the Company informs its elected employee representatives of the transactions contemplated by this Agreement immediately after the Announcement in accordance with the obligations set out in the basic agreement between the Norwegian Confederation of Trade Unions (Landsorganisasjonen i Norge) and the Confederation of Norwegian Enterprise (Næringslivets Hovedorganisasjon) which is binding on the Company. The Seller agrees that it shall consult with the Buyer and provide the Buyer with drafts of this communication and any subsequent material communications to its employees in relation to the transactions contemplated by this Agreement and shall not make, or permit the Company to make, such communication without the prior written consent of the Buyer (such consent not to be unreasonably withheld or delayed). The Buyer shall issue a statement to the Senior Managers and employees of the Company stating in reasonable details its intentions for the operation of the Business following Completion in accordance with the obligations set out in the Basic Agreement. The Buyer agrees that it shall consult with the Seller and provide the Seller with drafts of this communication and any subsequent material communications to Senior Managers or employees in relation to the transactions contemplated by this Agreement and shall not make such communication without the prior written consent of the Seller (such consent not to be unreasonably withheld or delayed).

9.13	Between the date of this Agreement and the Completion Date, the Seller and the Buyer shall agree in good faith the Transitional Services Agreement.

10.	ENVIRONMENTAL INDEMNITY

10.1	Subject to Completion occurring and this clause 10, and only to the extent that:

10.1.1	any Environmental Liability rests primarily with the Company;

10.1.2	the Company is not able to, or shall not, for any reason, meet such Environmental Liability in full in the period prescribed by any Environmental Authority; and

10.1.3
any Environmental Authority imposing such Environmental Liability on, or any third party seeking compensatory payment in connection with such Environmental Liability from the Company is permitted to, pursuant Applicable Law, and does seek recovery of any Losses in respect or as a consequence thereof from the Seller, the Buyer hereby covenants to pay the Seller on demand on a $ for $ basis an amount equal to any Losses incurred by the Seller in relation to or as a consequence of any Environmental Liability whether arising before, on or after the Locked Box Date, provided that, notwithstanding anything to the contrary in this Agreement, the Buyer shall not be responsible for, and shall not indemnify the Seller and its Affiliates against any Losses in relation to or as a consequence of:

10.1.4	any Environmental Liability relating to the matters contemplated by clause 11.1.1;

10.1.5	any Environmental Liability for which the Seller has brought or is entitled to bring an Environmental Warranty Claim;

10.1.6	amounts paid by the Seller or its Affiliates for work carried out prior to the Locked Box Date to discharge an obligation or liability which is an Environmental Liability.

10.2
The Buyer’s liability under clause 10.1 shall follow the same time limitation rules as the relevant time limitation rules for any Environmental Liability applicable to the respective Environmental Liability for the Company, including the applicable time limitation rules of the Norwegian Pollution Control Act of 1981 and of the Act of 1979 relating to the limitation period for claims.

10.3	If the Seller and its Affiliates become aware of a matter which constitutes a claim in respect of Loss covered by the indemnities provided under clause 10.1 (each an “Environmental Indemnity Claim”):

10.3.1	the Seller shall, as soon as reasonably practicable, give notice to and consult with the Buyer in relation to any Environmental Indemnity Claim;

10.3.2
the Seller shall not, and shall ensure that none of its Affiliates will admit liability in respect of, or compromise or settle, any Environmental Indemnity Claim without the prior written consent of the Buyer (such consent not to be unreasonably withheld or delayed);

10.3.3	the Seller shall, and shall ensure that each Affiliate will preserve all documents, records, correspondence, accounts and other information whatsoever relevant to any Environmental Indemnity Claim;

10.3.4	the Seller shall, and shall ensure that each Affiliate shall, take into consideration any requests or suggestions by the Buyer to take any action and institute proceedings, including requests to:

(a)	avoid, dispute, resist, appeal, compromise, defend, remedy or mitigate any Environmental Indemnity Claim; and

(b)	enforce against a person the rights of the Seller or an Affiliate of the Seller in relation to any Environmental Indemnity Claim.

in each case on the basis that the Buyer shall indemnify the Seller or the relevant Affiliate of the Seller on demand against all costs properly incurred as a result of a request by the Buyer.

10.4
The Seller shall, and shall ensure that the Seller and each of its Affiliates shall, allow the Buyer, if it elects to do so in writing to the Seller (such notice, a “Buyer Conduct Notice”), to take over the conduct of all proceedings and/or negotiations arising in connection with the an Environmental Indemnity Claim. If the Buyer delivers a Buyer Conduct Notice, the Seller shall, subject to the Seller or the relevant Affiliate being indemnified by the Buyer against all out-of-pocket costs and expenses incurred in respect of that Environmental Indemnity Claim (including any costs and expenses arising prior to the date of the Buyer Conduct Notice), procure that it and each of its Affiliates shall:

10.4.1	take such action as the Buyer may reasonably request to avoid, dispute, resist, appeal, compromise, defend, remedy or mitigate the Environmental Indemnity Claim; and

10.4.2
provide such information and assistance as the Buyer may reasonably require in connection with the preparation for and conduct of any proceedings and/or negotiations relating to the Environmental Indemnity Claim, provided that the Buyer,

10.4.3	shall keep the Seller informed to a reasonable extent of the status of such Environmental Indemnity Claim;

10.4.4
shall not take any action which would result in any additional costs being incurred by, or attributable to, the Seller or any relevant Affiliate that are not the subject of the indemnity of the Buyer referred to in this clause 10.

10.5
No failure by the Seller or one of its Affiliates to comply with the provisions of this clause 10 shall prevent or extinguish the liability of the Buyer in respect of any Environmental Indemnity Claim, but may be taken into account in calculating the liability of the Buyer in connection with such Environmental Indemnity Claim to the extent that such liability is increased by such failure.

10.6	The Parties agree that the provisions of Schedule 9 shall apply in respect of an Environmental Indemnity Claim

11.	SPECIFIC INDEMNITIES

11.1
Subject to Completion and this clause 11, the Seller hereby irrevocably and unconditionally undertakes to indemnify (and keep indemnified) and hold harmless the Buyer on demand against any Losses incurred by any Buyer Indemnified Person (in each case not to exceed the limits specified below) arising out of or in relation to:

11.1.1
any remedial actions imposed on the Company by any Environmental Authority in relation to the contamination of the beach depot area described in the report entitled “Environmental Due-Diligence Assessment – Project Sylvester – Final Report” dated 28 February 2020 as set forth in file 13.3.2 in the Data Room, including earthwork, installation of a low permeability layer or geomembrane, drainage of stormwater, design and supervision of remediation works and operating and management costs, up to an amount of €1,000,000 in aggregate;

11.1.2
any recovery order or similar order in connection with the complaints filed by Celsa Armeringstål AS’ with the European Free Trade Association Surveillance Authority in relation to the legality of grid rebates granted to users with a high and stable power consumption, such as the Company, up to an amount of $2,400,000 in aggregate;

11.1.3
the dispute between Røynstrand Entreprenør AS, a former contractor of the Company and the bankruptcy estate of Stål og Fasade AS, a former sub-contractor of the Company, or a possible claim made by Røynstrand Entreprenør AS for work performed by it in its capacity as a former contractor of the Company, up to an amount of $1,300,000 in aggregate;

11.1.4	any FX Contracts (net of any Tax benefits), including in relation to their termination by, or transfer to the Seller (or one of its Affiliates) before, on or after Completion;

11.1.5
reimbursement of overpayments made by Venator Germany GmbH (previously Huntsman Germany GmbH) in relation to goods provided by the Company pursuant to an invoice for 4200.71 tonnes of CP chloride slag issued on 11 December 2015, up to an amount of $270,000 in aggregate; and

11.1.6	a claim for wrongful termination of the coal and anthracite supply agreement between the Company and Vesta AG dated 26 December 2019 by Vesta AG (the “Vesta Supply Agreement”),

in each case, provided that no claim under this clause 11 may be made unless notice of such claim has been given by the Buyer to the Seller on or before the date falling seven years after the Completion Date (together, the “Specific Indemnities”).

11.2
If the Buyer or a Buyer Indemnified Person becomes aware of a matter which constitutes a claim in respect of Loss covered by the indemnities provided under clause 11.1(each a “Specific Indemnity Claim”):

11.2.1	the Buyer shall, as soon as reasonably practicable, give notice to and consult with the Seller in relation to any Specific Indemnity Claim;

11.2.2
the Buyer shall not, and shall ensure that no Buyer Indemnified Person will admit liability in respect of, or compromise or settle, any Specific Indemnity Claim without the prior written consent of the Seller (such consent not to be unreasonably withheld or delayed);

11.2.3	the Buyer shall, and shall ensure that each Buyer Indemnified Person will:

(a)	preserve all documents, records, correspondence, accounts and other information whatsoever relevant to any Specific Indemnity Claim;

(b)
provide to the Seller and its advisers reasonable access (including taking copies and photographs) to the premises, personnel, assets, documents and records within the possession or control of each relevant Buyer Indemnified Person as the Seller may reasonably require for the purposes of investigating the matter relating to any Specific Indemnity Claim, provided that nothing in this clause 11.2.3(b) will require any Buyer Indemnified Person to share any privileged information or information that such person reasonably determines to be competitively sensitive;

11.2.4	subject to clause 11.4, the Buyer shall take into consideration any requests or suggestions by the Seller to take any action and institute proceedings, including requests to:

(a)	avoid, dispute, resist, appeal, compromise, defend, remedy or mitigate any Specific Indemnity Claim; and

(b)	enforce against a person the rights of a Buyer Indemnified Person in relation to any Specific Indemnity Claim.

in each case on the basis that the Seller shall indemnify the relevant Buyer Indemnified Person on demand against all costs properly incurred as a result of a request by the Seller.

11.3
Subject to clause 11.4, the Buyer shall, and shall ensure that each Buyer Indemnified Person shall, allow the Seller, if it elects to do so in writing to the Buyer (such notice, a “Seller Conduct Notice”), to take over the conduct of all proceedings and/or negotiations arising in connection with the a Specific Indemnity Claim. If the Seller delivers a Seller Conduct Notice, the Buyer shall, subject to the Buyer or the relevant Buyer’s Group Undertaking being indemnified by the Seller against all out-of-pocket costs and expenses incurred in respect of that Specific Indemnity Claim (including any costs and expenses arising prior to the date of the Seller Conduct Notice), procure that it and each other Buyer’s Group Undertaking shall:

11.3.1	take such action as the Seller may reasonably request to avoid, dispute, resist, appeal, compromise, defend, remedy or mitigate the Specific Indemnity Claim; and

11.3.2
provide such information and assistance as the Seller may reasonably require in connection with the preparation for and conduct of any proceedings and/or negotiations relating to the Specific Indemnity Claim, provided that the Seller,

11.3.3	shall keep the Buyer informed to a reasonable extent of the status of such Specific Indemnity Claim;

11.3.4
shall not take any action which would result in any additional costs being incurred by, or attributable to, any Buyer Indemnified Person that are not the subject of the indemnity of the Seller referred to in this clause 11.

11.4
No failure by the Buyer or a Buyer’s Indemnified Person to comply with the provisions of this clause 11 shall prevent or extinguish the liability of the Seller in respect of any Specific Indemnity Claim, but may be taken into account in calculating the liability of the Seller in connection with such Specific Indemnity Claim to the extent that such liability is increased by such failure.

11.5	The Parties agree that the provisions of Schedule 9 shall apply in respect of any claim under the Specific Indemnities.

12.	THE BUYER’S REMEDIES

12.1	Except as specifically provided otherwise in this Agreement, notwithstanding that the Buyer becomes aware at any time:

12.1.1	that there has been a breach of any provision of this Agreement; or

12.1.2	that there may be a claim against the Seller (other than a Fundamental Warranty Claim) in connection with this Agreement,

the Buyer shall not be entitled to rescind this Agreement or treat this Agreement as terminated but (without prejudice to clause 6.3) shall be entitled only to claim damages in respect of such matter and, accordingly, the Buyer waives all and any rights of rescission it may have in respect of any such matter (howsoever arising or deemed to arise), other than any such rights in respect of fraud.

12.2
In the event of a breach of a Fundamental Warranty notified by the Buyer to the Seller before Completion (a “Default Event”), the Seller shall have 20 Business Days from receipt of such notice to remedy (or procure the remedy) of such Default Event to the satisfaction of the Buyer and the Completion Date shall be extended accordingly. If:

12.2.1
the Seller remedies the Default Event to the satisfaction of the Buyer (acting reasonably), the Buyer shall not be entitled to terminate or rescind this Agreement or treat this Agreement as terminated but shall only be entitled to claim damages in respect of such Default Event (subject to the provisions of Schedule 6); or

12.2.2
the Seller fails to remedy the Default Event to the satisfaction of the Buyer (acting reasonably), the Buyer shall be entitled to claim damages in respect of such Default Event (subject to the provisions of Schedule 6) and either, (i) terminate or rescind this Agreement or treat this Agreement as terminated, or (ii) in the alternative, choose to proceed with Completion.

If the Default Event occurs less than 20 Business Days prior to the Longstop Date (and one or more Condition remains to be satisfied or waived at such time), the Parties agree that the Longstop Date shall be extended from the date of the Default Event for a period equal to the lesser of (i) the number of days required to remedy the Default Event and (ii) 15 Business Days.

13.	THE BUYER’S WARRANTIES AND UNDERTAKINGS

13.1	Each of the Buyer and the Buyer’s Guarantor severally warrants to the Seller that:

13.1.1
it has the requisite power and authority, and has taken all action necessary, to execute, deliver and exercise their respective rights and perform its obligations under this Agreement and each of the Buyer’s Completion Documents (as applicable);

13.1.2
subject to satisfaction of the Conditions, it has obtained on an unconditional and irrevocable basis all corporate, regulatory and other consents or approvals, or satisfied any other conditions, necessary to execute, and perform its obligations under this Agreement and each of the Buyer’s Completion Documents (as applicable);

13.1.3
this Agreement and each of the Buyer’s Completion Documents constitutes or will, when executed by the relevant person, constitute legal, valid and binding obligations of it that are enforceable in accordance with their respective terms;

13.1.4	the execution and delivery of, and the performance of its obligations under, this Agreement and the Buyer’s Completion Documents will not:

(a)	result in a breach of any provision of its memorandum or articles of association or by laws or equivalent constitutional documents ;

(b)
result in a breach of, or constitute a default under, any instrument or contract to which it is a party or by which it is bound and which is material in the context of the transactions contemplated by this Agreement;

(c)	result in a breach of any order, judgment or decree of any court or governmental agency to which it is a party or by which it is bound or submits; or

(d)
require it to obtain any consent or approval of, or give any notice to or make any registration with, any governmental or other authority (except as provided in clause 4.1.1, 4.1.2 and 4.1.3) which has not been obtained or made at the date hereof both on an unconditional basis and on a basis which cannot be revoked (save pursuant to any legal or regulatory entitlement to revoke the same other than by reason of any misrepresentation or misstatement);

13.2	The Buyer warrants to the Seller that:

13.2.1	the Buyer at Completion will have immediately available on an unconditional basis (subject only to Completion) the necessary cash resources to meet its obligations under this Agreement;

13.2.2
the Buyer does not engage in business with any person, entity or body, that is a target of or is otherwise a subject of economic or trade sanctions administered by the Office of Foreign Assets Control of the US Department of Treasury or any other US economic or trade sanctions or any European Union, United Nations or United Kingdom economic or trade sanctions;

13.2.3
the Buyer does not engage in any activity or conduct with respect to its operations or any transaction contemplated by this Agreement which would violate any applicable anti-bribery or anti-corruption law; and

13.2.4
it is not aware as at the date of this Agreement of any fact, matter or circumstance which would more likely than not constitute a breach of the Warranties which would more likely than not give rise to a Relevant Claim against the Seller.

13.3	As soon as possible following Completion, and in any event within one Business Day of Completion, the Buyer shall:

13.3.1
procure that a shareholder meeting of the Company is held at which the Buyer votes in favour of resolutions approving the resignations of each Resigning Director and the appointment of such persons as the Buyer may nominate as directors of the Company, in each case to take effect immediately; and

13.3.2
file for registration of the same with the Norwegian Business Register in order to de-register each Resigning Director. Upon receipt of confirmation from the Norwegian Business Register, the Buyer shall provide the Seller with written evidence that each Resigning Director has been de-registered.

13.4
The Buyer shall procure that the Company whose corporate name or business name registrations include any of the Seller’s Intellectual Property Rights shall, following Completion and in any event before the date which is four months following the Completion Date, pass all necessary resolutions to cancel such business name registrations and change its corporate name to a name which does not include any of the Seller’s Intellectual Property Rights or any name intended or likely to be confused or associated with any of them and shall procure the registration of the same with the appropriate court or registry promptly thereafter and in any event before the date which is four months following the Completion Date. Upon receipt of confirmation from the appropriate court or registry that such name change has been effected, the Buyer shall provide the Seller with written evidence that such name change has been effected.

13.5
The Buyer shall put in place and maintain until the seventh anniversary of the Completion Date Directors’ and Officers’ insurance run‑off cover in respect of those directors of any Group Company who resign from any board of a Group Company at or prior to Completion.

14.	THE BUYER’S GUARANTOR

14.1
The Buyer’s Guarantor irrevocably and unconditionally guarantees to the Seller the due and punctual performance of each obligation of the Buyer contained in this Agreement and each of the Buyer’s Completion Documents. The Buyer’s Guarantor shall pay to the Seller from time to time on demand any sum of money which the Buyer is at any time liable to pay to the Seller under or pursuant to this Agreement or the Buyer’s Completion Documents and which has not been paid at the time the demand is made. The Buyer’s Guarantor’s obligations under this clause 14 are primary obligations and not those of a mere surety.

14.2
The Buyer’s Guarantor irrevocably and unconditionally agrees to indemnify (and keep indemnified) the Seller on demand against any loss, liability or cost incurred by the Seller as a result of any obligation of the Buyer referred to in clause 14.1 above being or becoming void, voidable or unenforceable as against the Buyer for any reason whatsoever. The amount of the loss, liability or cost shall be equal to the amount which the Seller would otherwise have been entitled to recover from the Buyer.

14.3
The Buyer’s Guarantor’s obligations under clauses 14.1 and 14.2 are continuing obligations and are not satisfied, discharged or affected by an intermediate payment or settlement of account by, or a change in the constitution or control of, or merger or consolidation with any other person of, or the insolvency of, or bankruptcy, winding up or analogous proceedings relating to, the Buyer.

14.4
The Buyer’s Guarantor’s liabilities under clauses 14.1 and 14.2 are not affected by an arrangement which the Seller may make with the Buyer or with another person which (but for this clause 14.4) might operate to diminish or discharge the liability of or otherwise provide a defence to a surety.

14.5
Without affecting the generality of clause 14.4, the Seller may at any time it thinks fit and without reference to the Buyer’s Guarantor and without prejudice to the Buyer’s Guarantor’s obligations under this clause 14:

14.5.1
grant a time for payment or grant another indulgence or agree to an amendment, variation, waiver or release in respect of an obligation of the Buyer under this Agreement or any of the Buyer’s Completion Documents;

14.5.2	give up, deal with, vary, exchange or abstain from perfecting or enforcing other securities or guarantees held by the Seller;

14.5.3	discharge a party to other securities or guarantees held by the Seller and realise all or any of those securities or guarantees; and

14.5.4	compound with, accept compositions from and make other arrangements with the Buyer or a person or persons liable on other securities or guarantees held or to be held by the Seller.

14.6
So long as the Buyer is under an actual or contingent obligation under this Agreement or any of the Buyer’s Completion Documents, and until all amounts which may be or become payable by the Buyer and the Buyer’s Guarantor under or in connection with this Agreement have been irrevocably paid in full unless the Seller otherwise directs the Buyer’s Guarantor shall not exercise any rights which it may at any time have by reason of the performance of its obligations under clauses 14.1 and 14.2:

14.6.1	to be indemnified by the Buyer;

14.6.2	to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Seller under this Agreement;

14.6.3
to claim a contribution from another surety of the Buyer’s obligations or to take the benefit (wholly or partly and by way of subrogation or otherwise) of any of the Buyer’s rights under this Agreement or any of the Buyer’s Completion Documents or of any other security taken by the Buyer in connection with this Agreement or any of the Buyer’s Completion Documents;

14.6.4
to bring legal or other proceedings for an order requiring the Buyer to make any payment, or perform any obligation, in respect of which the Buyer’s Guarantor has given a guarantee, undertaking or indemnity under clauses 14.1 and 14.2;

14.6.5	to exercise any right of set-off against any the Buyer; and/or

14.6.6	to claim or prove as a creditor of the Buyer in competition with the Seller.

14.7
The Buyer’s Guarantor’s liabilities under clauses 14.1 and 14.2 are not affected by the avoidance of an assurance, security or payment or a release, settlement or discharge which is given or made on the faith of an assurance, security or payment, in either case, under an enactment relating to bankruptcy or insolvency.

14.8
The Buyer’s Guarantor waives any right it may have of first requiring the Seller (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from the Buyer’s Guarantor under this clause 14. This waiver applies irrespective of any law or any provision of this Agreement or any other agreement entered into pursuant to this Agreement to the contrary.

14.9
Until all amounts which may be or become payable by Buyer and the Buyer’s Guarantor under or in connection with this Agreement have been irrevocably paid in full, the Seller (or any trustee or agent on its behalf) may (a) refrain from applying or enforcing any other moneys, security or rights held or received by it (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and the Buyer’s Guarantor shall not be entitled to the benefit of the same, and (b) hold in an interest-bearing suspense account any moneys received from the Buyer’s Guarantor or on account of the Buyer’s Guarantor’s liability under this clause 14.9.

15.	THE SELLER’S GUARANTOR

15.1	The Seller’s Guarantor warrants to the Buyer that:

15.1.1
the Seller’s Guarantor has the requisite power and authority, and has taken all action necessary, to execute, deliver and exercise its rights and perform its obligations under this Agreement and each of the Seller’s Completion Documents (as applicable);

15.1.2
subject to satisfaction of the Conditions, the Seller’s Guarantor has obtained on an unconditional and irrevocable basis all corporate, regulatory and other consents or approvals, or satisfied any other conditions, necessary to execute, and perform its obligations under this Agreement and each of the Seller’s Completion Documents (as applicable);

15.1.3
this Agreement and each of the Seller’s Completion Documents constitutes or will, when executed by the relevant person, constitute legal, valid and binding obligations of it that are enforceable in accordance with their respective terms;

15.1.4	the execution and delivery of, and the performance by the Seller’s Guarantor of its obligations under, this Agreement and the Seller’s Completion Documents will not:

(a)	result in a breach of any provision of the memorandum or articles of association or by laws or equivalent constitutional documents of the Seller’s Guarantor;

(b)
result in a breach of, or constitute a default under, any instrument or contract to which the Seller’s Guarantor is a party or by which the Seller’s Guarantor is bound and which is material in the context of the transactions contemplated by this Agreement;

(c)	result in a breach of any order, judgment or decree of any court or governmental agency to which the Seller’s Guarantor is a party or by which the Seller’s Guarantor is bound or submits; or

(d)
require the Seller’s Guarantor to obtain any consent or approval of, or give any notice to or make any registration with, any governmental or other authority which has not been obtained or made at the date hereof both on an unconditional basis and on a basis which cannot be revoked (save pursuant to any legal or regulatory entitlement to revoke the same other than by reason of any misrepresentation or misstatement).

15.2
The Seller’s Guarantor irrevocably and unconditionally guarantees to the Buyer the due and punctual performance of each obligation of the Seller contained in this Agreement and each of the Seller’s Completion Documents. The Seller’s Guarantor shall pay to the Buyer from time to time on demand any sum of money which the Seller is at any time liable to pay to the Buyer under or pursuant to this Agreement or the Seller’s Completion Documents and which has not been paid at the time the demand is made. The Seller’s Guarantor’s obligations under this clause 15 are primary obligations and not those of a mere surety.

15.3
The Seller’s Guarantor irrevocably and unconditionally agrees to indemnify (and keep indemnified) the Buyer on demand against any loss, liability or cost incurred by the Buyer as a result of any obligation of the Seller referred to in clause 15.2 above being or becoming void, voidable or unenforceable as against the Seller for any reason whatsoever (including if such were to arise by operation of clause 15.11 or the matters contemplated by paragraphs (a) to (c) thereof). The amount of the loss, liability or cost shall be equal to the amount which the Buyer would otherwise have been entitled to recover from the Seller.

15.4
The Seller’s Guarantor’s obligations under clauses 15.2 and 15.3 are continuing obligations and are not satisfied, discharged or affected by an intermediate payment or settlement of account by, or a change in the constitution or control of, or merger or consolidation with any other person of, or the insolvency of, or bankruptcy, winding up or analogous proceedings relating to, the Seller or any matter contemplated by clause 15.11.

15.5
The Seller’s Guarantor’s liabilities under clauses 15.2 and 15.3 are not affected by an arrangement which the Buyer may make with the Seller or with another person which (but for this clause 15.5) might operate to diminish or discharge the liability of or otherwise provide a defence to a surety.

15.6
Without affecting the generality of clause 15.5, the Buyer may at any time it thinks fit and without reference to the Seller’s Guarantor and without prejudice to the Seller’s Guarantor’s obligations under this clause 15:

15.6.1
grant a time for payment or grant another indulgence or agree to an amendment, variation, waiver or release in respect of an obligation of the Seller under this Agreement or any of the Seller’s Completion Documents;

15.6.2	give up, deal with, vary, exchange or abstain from perfecting or enforcing other securities or guarantees held by the Buyer;

15.6.3	discharge a party to other securities or guarantees held by the Buyer and realise all or any of those securities or guarantees; and

15.6.4	compound with, accept compositions from and make other arrangements with the Seller or a person or persons liable on other securities or guarantees held or to be held by the Buyer.

15.7
So long as the Seller is under an actual or contingent obligation under this Agreement or any of the Seller’s Completion Documents, and until all amounts which may be or become payable by the Seller and the Seller’s Guarantor under or in connection with this Agreement have been irrevocably paid in full and unless the Buyer otherwise directs the Seller’s Guarantor shall not exercise any rights which it may at any time have by reason of the performance of its obligations under clauses 15.2 and 15.3:

15.7.1	to be indemnified by the Seller;

15.7.2	to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Buyer under this Agreement;

15.7.3
to claim a contribution from another surety of the Seller’s obligations or to take the benefit (wholly or partly and by way of subrogation or otherwise) of any of the Seller’s rights under this Agreement or any of the Seller’s Completion Documents or of any other security taken by the Seller in connection with this Agreement or any of the Seller’s Completion Documents;

15.7.4
to bring legal or other proceedings for an order requiring the Seller to make any payment, or perform any obligation, in respect of which the Seller’s Guarantor has given a guarantee, undertaking or indemnity under clauses 15.2 and 15.3;

15.7.5	to exercise any right of set-off against any the Seller; and/or

15.7.6	to claim or prove as a creditor of the Seller in competition with the Buyer.

15.8
The Seller’s Guarantor’s liabilities under clauses 15.2 and 15.3 are not affected by the avoidance of an assurance, security or payment or a release, settlement or discharge which is given or made on the faith of an assurance, security or payment, in either case, under an enactment relating to bankruptcy or insolvency.

15.9
The Seller’s Guarantor waives any right it may have of first requiring the Buyer (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from the Seller’s Guarantor under this clause 15. This waiver applies irrespective of any law or any provision of this Agreement or any other agreement entered into pursuant to this Agreement to the contrary.

15.10
Until all amounts which may be or become payable by Seller and the Seller’s Guarantor under or in connection with this Agreement have been irrevocably paid in full, the Buyer (or any trustee or agent on its behalf) may (a) refrain from applying or enforcing any other moneys, security or rights held or received by it (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and the Seller’s Guarantor shall not be entitled to the benefit of the same, and (b) hold in an interest-bearing suspense account any moneys received from the Seller’s Guarantor or on account of the Seller’s Guarantor’s liability under this clause 15.10.

15.11
In consideration of the Seller’s Guarantor providing the guarantee obligations set out in this clause 15 (and subject always to the ongoing enforceability of such guarantee obligations) and conditional upon a request, in writing, from the Seller to do so in connection with (a) a reduction of share capital in accordance with the Act, (b) on a winding up of the Seller under Part IV of the UK Insolvency Act 1986 or (c) any other analogous corporate action being taken with a view to winding up the Seller (“Reorganisation Notice”), each of the Buyer and the Buyer’s Guarantor hereby:

15.11.1	irrevocably waives any contingent claim each may have against the Seller under this Agreement that is not in existence as at the date of the Reorganisation Notice; and

15.11.2
agrees to the Seller novating its obligations under this Agreement in respect of any claim or contingent claim each may have against the Seller under this Agreement that is in existence as at the date of the Reorganisation Notice to another Seller’s Group Undertaking and to enter into appropriate novation documentation, as reasonably required by the Seller, to effect such novation.

15.12
For the avoidance of doubt, any waiver pursuant to clause 15.11.1 above shall not prevent the Buyer or the Buyer’s Guarantor from bringing a claim against the Seller’s Guarantor under this Agreement after the date of the Reorganisation Notice and the liability of the Seller’s Guarantor for the obligations of the Seller under this Agreement shall be unaffected by such a Reorganisation Notice.

16.	AFFILIATE CONTRACTS AND THIRD PARTY ASSURANCES

16.1
Subject to clause 16.2, other than as provided in the Transaction Documents (and including for the avoidance of doubt, without prejudice to the Buyer’s rights under clause 6 or clause 9.7) or unless otherwise agreed by the Seller and the Buyer prior to Completion:

16.1.1
the Seller shall (i) procure that each Affiliate Contract in force immediately prior to Completion shall terminate immediately prior to Completion and (ii) procure that each counterparty thereto shall:

(a)	immediately prior to Completion, settle all outstanding financial obligations arising out of the Cash Pooling Arrangements; and

(b)	within 60 days of Completion, settle all outstanding financial obligations arising out of all other Affiliate Contracts; and

16.1.2
effective on and from Completion (other than in respect of obligations to be settled within 60 days of Completion), the Seller and the Buyer shall procure that each counterparty unconditionally releases and irrevocably discharges each other party thereto from:

(a)	any and all further obligations to perform or any further performance of the various covenants, undertakings, warranties and other obligations contained in such Affiliate Contract; and

(b)
subject to settlement having occurred as set out above, any and all claims and liabilities whatsoever arising out of, in any way connected with, as a result of or in respect of such Affiliate Contract.

16.2
The provisions of clause 16.1 shall not apply to any Group Sharing Contract that is an Affiliate Contract or the ilmenite supply agreement between Grand Côte Operations S.A. and the Company dated December 20, 2016.

16.3
The Seller shall procure that the ilmenite supply agreement between Grand Côte Operations S.A. and the Company dated December 20, 2016 shall be terminated as soon as practicable following Completion, and in any event no later than 90 days after Completion.

16.4
Following Completion, the Buyer shall procure that the Company shall act in accordance with the instructions of the Seller in respect of the termination or transfer of any FX Contract to the Seller (or one of its affiliates), provided that the Seller shall indemnify the Buyer and any Buyer Indemnified Person in respect of any Losses incurred in connection with the execution of such instructions in accordance with and on the terms set out in clause 11.1.4.

16.5
The Parties agree that, with effect from Completion, except as set out in clause 16.1, there will be no covenants, liabilities or obligations of any nature whatsoever owed between the Seller’s Group and the Group Companies except for any covenants, liabilities or obligations arising under the Transaction Documents and the Group Sharing Contracts.

16.6
If following Completion, the Buyer becomes aware of any Third Party Assurance in respect of any obligations of any Group Company, the Buyer shall use its reasonable efforts to ensure that, as soon as reasonably practicable after becoming aware of such Third Party Assurance, each member of the Seller’s Group is released in full from such Third Party Assurance. Pending release of any such Third Party Assurance referred to in this clause 16.6, the Buyer shall pay to the Seller an amount equal to any and all costs arising to the Seller or any of its Affiliates after Completion under or by reason of that Third Party Assurance.

16.7
If following Completion, the Seller becomes aware of any Third Party Assurance in respect of any obligations of any member of the Seller’s Group, the Seller shall use its reasonable efforts to ensure that, as soon as reasonably practicable after becoming aware of such Third Party Assurance, each Group Company is released in full from such Third Party Assurance. Pending release of any such Third Party Assurance referred to in this clause 16.7, the Seller shall pay to the Buyer an amount equal to any and all costs arising to the Buyer or any of its Affiliates after Completion under or by reason of that Third Party Assurance.

17.	NON-SOLICITATION

17.1
The Seller undertakes that it shall not, and shall procure that no Seller’s Affiliate shall, at any time for a period of two (2) years from the Completion Date, directly or indirectly, solicit the employment of, employ, engage, or seek to entice away any person employed or engaged by any Group Company from the Company or any other Group Company.

17.2	Nothing in this Section 17 shall prohibit the solicitation or the employment or engagement by the Seller or any of its Affiliates of any person employed or engaged by any Group Company:

17.2.1	resulting from any general public advertisement placed by or on behalf of the Seller or any of its Affiliates;

17.2.2
following the expiration of a 6 month period after the voluntary resignation by such person from the relevant Group Company without solicitation that would otherwise be prohibited under clause 17.1 above;

17.2.3	following the termination of such person’s employment or engagement by the relevant Group Company; or

17.2.4	the employment of Maurice Cock, who is employed by the Company as at the date of this Agreement.

17.3
The Seller acknowledges and agrees that the restrictions set out in this clause 17 have been specifically negotiated and agreed between sophisticated parties, are necessary to protect the Buyer and the Buyer’s Group after Completion and are reasonable in scope and duration in the circumstances, but if any such restriction is held to be void but would be valid if deleted in part or reduced in application, such restriction shall apply with such deletion or modification as may be necessary to make it valid and enforceable.

18.	INSURANCE

18.1
From the date of this Agreement until 23:59 CET on the Completion Date, the Seller shall ensure that members of the Seller’s Group and the Company shall continue in force all policies of insurance maintained by them in respect of the business of the Group Companies and shall not knowingly do anything to make any such policy of insurance void or voidable.

18.2
Effective as of 23:59 CET on the Completion Date, the Company will cease to be insured by the insurance policies maintained by the Seller’s Group (the “Seller Insurance”). With respect to the Seller Insurance coverage written on an “occurrence basis,” no Seller Insurance shall be available to the Company for occurrences which take place on or after 23:59 CET on the Completion Date. With respect to the Seller Insurance coverage written on a “claims made basis,” no Seller Insurance shall be available the Company for claims made on or after 23:59 CET on the Completion Date.

18.3
If any insured event occurs before Completion in relation to the business of the Company, the Seller shall, and shall procure that each relevant member of the Seller’s Group shall, use all reasonable efforts to make recovery under the relevant policy prior to Completion. If and to the extent that, on or after the Completion Date, the Seller or any member of the Seller Group receives any payment in respect of any insurance receivable accrued on or before the Completion Date by the Company or any claim pending as of the Completion Date, the Seller shall, and shall cause the relevant member of the Seller’s Group to, hold such payment for the benefit of the Company and promptly remit such payment to the Company or its designee.

19.	TAX COVENANT

The provisions of Schedule 7 will come into effect on Completion, except to the extent that any provision of that Schedule restricts or limits a Tax Warranty Claim, in which case the relevant provisions will come into effect on the date of this Agreement (for such purposes only).

20.	ACCESS TO INFORMATION

20.1
The Buyer acknowledges that the Seller may need access from time to time after Completion, for tax, regulatory or accounting purposes, to information held by the Group to the extent such records and information pertain to events occurring prior to Completion (the “Records”), and accordingly the Buyer agrees that it shall cause each Group Company:

20.1.1	to properly retain and maintain the Records until the date that is seven years after Completion; and

20.1.2
upon being given reasonable notice by a Seller and subject to the need to preserve any applicable privilege and the Seller giving such undertaking as to confidentiality as the Buyer may reasonably require, allow the Seller and its respective officers, employees, agents, auditors and representatives (at the Seller’s cost), reasonable access at reasonable times to inspect, review and, at the cost of the Seller, make copies of the Records for and only to the extent necessary for such purposes.

20.2
Without prejudice to the Seller’s obligations pursuant to clause 4.8, from the date of this Agreement until the Completion Date the Seller shall, upon reasonable notice, provide to the Buyer and its respective officers, employees, agents, auditors and representatives, in all cases:

20.2.1	information relating to the Business that is reasonably required for integration planning purposes only; and

20.2.2
such information as may be reasonably requested in relation to the Vesta Supply Agreement’s proposed termination and/or replacement in part or in whole with other agreement(s) for the supply of coal and/or anthracite to the Company, and such other matters relating to the performance of the Vesta Supply Agreement as may be reasonably requested by the Buyer, provided that nothing in this clause 20.1.2 will oblige the Seller to provide to the Buyer any information where such provision would (i) contravene any Applicable Law (including but not limited to antitrust law), (ii) result in the Seller or the Company disclosing any competitively sensitive information, (iii) unreasonably interfere with the conduct of the Company, (iv) result in a breach of any agreement to which the Seller or the Company is party, or (v) result in any waiver of privilege by the Company

20.3	The Buyer shall not make any claim whatsoever under common law, statute or otherwise against the Resigning Directors, in respect of their position as directors of any of the Group Companies.

21.	CONFIDENTIAL INFORMATION

21.1
Subject to clause 21.2 and clause 22, the Seller undertakes to the Buyer, the Buyer acting for itself and as agent and trustee for the Company and each other Group Company, and the Buyer undertakes to the Seller, the Seller acting for itself and as agent and trustee for each other Seller’s Group Undertaking, that it shall treat as confidential, and shall not disclose to any person any information received or obtained as a result of entering into or performing this Agreement which relates to:

21.1.1
any other party including, where that other party is the Seller, each Seller’s Group Undertaking and, prior to Completion, the Group Companies, and where that other party is the Buyer, each Buyer’s Group Undertaking, and, following Completion, the Group Companies;

21.1.2	the provisions or the subject matter of this Agreement or any document referred to herein and any claim or potential claim thereunder; or

21.1.3	the negotiations relating to this Agreement or any documents referred to herein.

21.2	Clause 21.1 does not apply to disclosure of any such information:

21.2.1
which is required to be disclosed by law or any Authority (including any stock exchange) to which any Party is subject or submits, whether or not the requirement has the force of law, provided that the disclosure shall, so far as is practicable, be made after consultation with the other Party and after taking into account the other Party’s reasonable requirements as to its timing, content and manner of making or despatch;

21.2.2
to an adviser for the purpose of advising in connection with the transactions contemplated by this Agreement provided that such disclosure is essential for these purposes and is on the basis that clause 21.1 applies to the disclosure by the adviser;

21.2.3	to any Relevant Authority for the purposes of complying with clause 4.1;

21.2.4	to a director, officer or employee of the Buyer or of the Seller or of any Relevant Connected Person whose function requires him to have the relevant confidential information; or

21.2.5	to the extent that the information has been made public by, or with the consent of, the other Party.

22.	ANNOUNCEMENTS

22.1
The Parties will make the Announcement at the same time on the date of this Agreement, which such time shall be a time at which the Euronext Paris and the New York (NYSE) stock exchanges are both closed.

22.2
Neither party may, before or after Completion, make or issue a public announcement, communication or circular (other than the Announcement) concerning the transactions referred to in this Agreement unless it has first obtained the other Party’s prior written consent, which may not be unreasonably withheld or delayed.

22.3	Clause 22.2 does not apply to a public announcement, communication or circular:

22.3.1
which is required by law or any Authority (including any stock exchange) to which any Party is subject or submits, whether or not the requirement has the force of law, provided that the public announcement, communication or circular shall, so far as is practicable, be made after consultation with the other Party and after taking into account the other Party’s reasonable requirements as to its timing, content and manner of making or despatch;

22.3.2	which the other Party has given its prior written approval to, such approval not to be unreasonably withheld or delayed; or

22.3.3	that is consistent with and no more extensive than the Announcement.

23.	COSTS

23.1
Except where this Agreement provides otherwise, each Party shall pay its own costs relating to the negotiation, preparation, execution and performance by it of this Agreement and of each document referred to in it.

23.2
The Buyer shall pay any transfer tax, documentary taxes, capital duties or taxes, registration or filing fees or other transaction duties, or notarial fees or similar expenses in any jurisdiction payable in respect of the transfer of the Shares.

24.	GENERAL

24.1
A variation or waiver of this Agreement is valid if it is in writing and signed by or on behalf of the Seller and the Buyer. Any waiver of any right, power or remedy under this Agreement may be given subject to any conditions thought fit by the grantor.

24.2	Except to the extent that they have been performed and except where this Agreement provides otherwise, the obligations contained in this Agreement remain in force after Completion.

24.3
The failure to exercise or delay in exercising a right or remedy provided by this Agreement or by law does not impair or constitute a waiver of the right or remedy or an impairment of or a waiver of other rights or remedies. No single or partial exercise of a right or remedy provided by this Agreement or by law prevents further exercise of the right or remedy or, save as referred to in clauses 12 and 25, the exercise of another right or remedy.

24.4	Except as otherwise expressly stated in this Agreement, each Party’s rights and remedies contained in this Agreement are cumulative and not exclusive of rights or remedies provided by law.

24.5
If a Party fails to pay a sum due from it under this Agreement on the due date of payment in accordance with the provisions of this Agreement, that Party shall pay interest on the overdue sum from the due date of payment until the date on which its obligation to pay the sum is discharged at the Agreed Rate (accrued daily and compounded monthly).

24.6	Any payment made by any Party in satisfaction of a liability arising under this Agreement shall, to the maximum extent possible, be treated as an adjustment of the Consideration Amount.

24.7
Save as otherwise provided herein, any payment to be made by any Party under this Agreement shall be made in full without any set‑off, restriction, condition, deduction, counterclaim or withholding of any nature whatsoever, except for deductions and withholdings required to made by Applicable Laws.

24.8
If any deduction or withholding is required by Applicable Laws to be made from any sum payable by any Party under this Agreement, the amount of the payment shall be increased by such amount as will, after the deduction or withholding has been made, (but also taking into account the amount of any corresponding Relief available to the recipient as result thereof), leave the recipient of the payment with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding, provided that this clause 24.8 shall not apply in respect of (i) any amount paid by any Party pursuant to clause 24.5, or (ii) any deduction or with holding required to be applied to any amount paid by the Buyer pursuant to clauses 3, 4.11 or 7 which is not a Buyer Linked Deduction. For these purposes, “Buyer Linked Deduction” means any deduction or withholding of or from any amount payable pursuant to clauses 3, 4.11 or 7 which would not have been required but for any connection of the Buyer with the jurisdiction imposing such deduction or withholding and, for the avoidance of doubt, does not include any deduction or withholding on account of any Tax imposed by the jurisdiction of Tax residence of the Seller or the Company or any jurisdiction in which the Seller or the Company owns any assets and which, in either case, is assessed on the Seller’s income, profits or gains derived from the transactions contemplated by this Agreement (including any non-resident capital gains tax of the Seller).

24.9	If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable under the laws of any jurisdiction, that shall not affect:

24.9.1	the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

24.9.2	the legality, validity or enforceability under the laws of any other jurisdiction of that or another provision of this Agreement.

24.10
Except as specifically provided in clause 25.4 of this Agreement, or any claims made by a Buyer Indemnified Persons under clause 11 or the Seller’s Group Undertakings under clause 10.1 of this Agreement, a person who is not a party to this Agreement has no right under the Third Parties Act to enforce any term of this Agreement, but this does not affect any right or remedy of a third party which exists or is available apart from that Act. Notwithstanding this clause 24.10, the Parties to this Agreement do not require the consent of any person having a right under the Third Parties Act to vary this Agreement at any time.

24.11
The Surviving Provisions shall remain in full force following any termination of this Agreement. Termination of this Agreement shall not affect each party’s accrued rights and obligations at the date of such termination, or its rights and obligations arising as a result of termination.

25.	ENTIRE AGREEMENT

25.1
The Transaction Documents constitute the entire agreement between the Parties. They supersede any previous agreements relating to the subject matter of the Transaction Documents, and set out the complete legal relationship of the parties relating thereto.

25.2	Accordingly, the Buyer agrees that:

25.2.1
neither the Seller nor any Relevant Connected Person nor any employee of the Company who becomes after Completion a Relevant Connected Person nor their respective advisers has made any Representation which is not set out in the Transaction Documents or is liable to the Buyer (in equity, contract or tort (including negligence), under the Misrepresentation Act 1967 or in any other way) for any Representation except in respect of those set out in the Transaction Documents;

25.2.2	it has not entered into the Transaction Documents in reliance on any Representation except those set out in the Transaction Documents;

25.2.3	its only rights and remedies in respect of Representations are those rights and remedies set out in the Transaction Documents;

25.2.4
no Seller’s Group Undertaking (except the Seller and the Seller’s Guarantor) nor any Relevant Connected Person nor any employee of the Company who becomes after Completion a Relevant Connected Person nor their respective advisers has any liability to the Buyer for any Representation; and

25.2.5
the Seller has no liability (in equity, contract or tort (including negligence), under the Misrepresentation Act 1967 or in any other way) to the Buyer for any Representation except in respect of those set out in the Transaction Documents.

25.3	The Seller agrees that:

25.3.1
neither the Buyer, any Buyer’s Group Undertaking, nor their respective advisers has made any Representation which is not set out in the Transaction Documents or is liable to the Seller (in equity, contract or tort (including negligence), under the Misrepresentation Act 1967 or in any other way) for any Representation except in respect of those set out in the Transaction Documents;

25.3.2	it has not entered into the Transaction Documents in reliance on any Representation except those set out in the Transaction Documents;

25.3.3	its only rights and remedies in respect of Representations are those rights and remedies set out in the Transaction Documents;

25.3.4	no Buyer’s Group Undertaking (except the Buyer and the Buyer’s Guarantor) nor their respective advisers has any liability to the Buyer for any Representation; and

25.3.5
the Buyer has no liability (in equity, contract or tort (including negligence), under the Misrepresentation Act 1967 or in any other way) to the Seller for any Representation except in respect of those set out in the Transaction Documents.

25.4
Buyer’s Group Undertakings (except the Buyer), Seller’s Group Undertakings (except the Seller), advisers to the Buyer or advisers to the Seller may enforce the terms of this clause 25 subject to and in accordance with the provisions of the Contracts (Rights of Third Parties) Act 1999.

25.5	Nothing in this clause 25 shall have the effect of limiting any liability arising from fraud.

26.	ASSIGNMENT

26.1
Except as provided in clause 26.2 and clause 26.3, no party may assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement, nor grant, declare, create or dispose of any right or interest in it. Any purported assignment in contravention of this clause 26 shall be void.

26.2
The Seller may assign its rights and transfer its obligations under this Agreement to any of its Affiliates without the prior written consent of the Buyer, and the Buyer may assign its rights and transfer its obligations under this Agreement to any of its Affiliates without the prior written consent of the Seller; and (ii) before any such assignee subsequently ceases to be a member of the Seller’s Group or the Buyer’s Group (as applicable), the Seller or the Buyer (as applicable) shall ensure that such assignee shall re-assign that benefit to the Seller or to another continuing member of the Seller’s Group, or to the Buyer or to another continuing member of the Buyer’s Group (as applicable).

26.3
The Buyer may charge and/or assign its rights under this Agreement and/or under any other Transaction Document to which it is a party by way of security to any bank(s) and/or financial institution(s) lending money or making other banking facilities available to the Buyer (or any member of the Buyer’s Group) for the acquisition of the Shares, or to any security agent or person or persons acting as trustee, nominee or agent in relation to any such facilities. The Buyer acknowledges and agrees that the rights conferred on any such assignee shall only be exercisable at the same time as it exercises its security under such finance arrangements.

26.4
If an assignment is made in accordance with this clause 26, the liabilities of the members of the Seller’s Group to the Buyer’s Group, or of the Buyer’s Group to the Seller’s Group, under this Agreement shall be no greater than such liabilities would have been if the assignment had not occurred.

27.	NOTICES

27.1	Any Notice shall be:

27.1.1	in writing;

27.1.2	in the English language; and

27.1.3	delivered personally or sent by first class post pre-paid recorded delivery (and air mail if overseas) to the party due to receive the Notice to:

(a)
in the case of the Buyer, the address set out at the beginning of this Agreement, marked for the attention of Jeff Neuman (Jeffrey.Neuman@tronox.com), with a copy (which shall not constitute notice) to Nallini Puri, 2 London Wall Place, London EC2Y 5AU (npuri@cgsh.com);

(b)
in the case of the Buyer’s Guarantor, the address set out at the beginning of this Agreement, marked for the attention of Jeff Neuman (Jeffrey.Neuman@tronox.com), with a copy (which shall not constitute notice) to Nallini Puri, 2 London Wall Place, London EC2Y 5AU (npuri@cgsh.com);

(c)
in the case of the Seller, the address set out at the beginning of this Agreement, marked for the attention of Jean de L’Hermite (Jean.De-LHermite@eramet.com), with a copy (which shall not constitute notice) to David Lewis, Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ (David.Lewis@CliffordChance.com);

(d)
in the case of the Seller’s Guarantor, the address set out at the beginning of this Agreement, marked for the attention of Jean de L’Hermite (Jean.De-LHermite@eramet.com), with a copy (which shall not constitute notice) to David Lewis, Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ (David.Lewis@CliffordChance.com); or

(e)	another address or person specified by that party by not less than 7 days’ written notice to the other parties received before the Notice was despatched.

27.2	Unless there is evidence that it was received earlier, a Notice is deemed given if:

27.2.1	delivered personally, when left at the address referred to in clause 27.1.3;

27.2.2	sent by mail, except air mail, two Business Days after posting it; or

27.2.3	sent by air mail, six Business Days after posting it.

27.3	If deemed delivery under clause 27.2.1 occurs:

27.3.1	on a Business Day before 09:30, the notice shall be deemed to have been given at 09:30 on that Business Day; or

27.3.2	after 17:30 on a Business Day or on a day which is not a Business Day, the notice shall be deemed to have been given at 09:30 on the next Business Day.

28.	GOVERNING LAW AND JURISDICTION

28.1	This Agreement and all non‑contractual or other obligations arising out of or in connection with it are governed by, and shall be construed in accordance with, English law.

28.2
Any Dispute arising out of or in connection with this Agreement, including a Dispute regarding the existence, validity or termination of this Agreement, relating to any non-contractual or other obligation arising out of or in connection with this Agreement or the consequences of its nullity shall be referred to and finally resolved by arbitration under the Rules of Arbitration of the International Chamber of Commerce (“ICC Rules”), which are deemed to be incorporated by reference into this clause.

28.3	The expedited procedure provisions in the ICC Rules shall not apply.

28.4	The seat of the arbitration shall be London, England and all hearings shall take place in London, England unless the parties agree otherwise in writing.

28.5	The language of the arbitration shall be English.

28.6
The Buyer irrevocably agrees that any documents which start any proceedings relating to a Dispute and any other documents served in relation to those proceedings may be served on the Buyer’s Guarantor on its behalf. These documents may, however, be served in any other manner allowed by law. This clause 28 applies to all such proceedings wherever started.

29.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which when executed and delivered is an original and all of which together evidence the same agreement.

SCHEDULE 1
GROUP COMPANIES

Name	No. of Shares held by the Company	Percentage of Ordinary Shares held by the Company
Aktieselskabet Tyssefaldene	20,909	39.827%
Vilhelm Ravn AS	109	36.33%
Smelteverkstomta Næringsutvikling AS	380	3.696%
Næringshagen i Odda AS	7	7.216%
Hardangervegen AS	5	0.274%

SCHEDULE 2
COMPLETION REQUIREMENTS

1.	At Completion the Seller shall deliver or cause to be delivered to the Buyer:

1.1
a written notice pursuant to the Norwegian Limited Liability Companies Act sections 4-12 cf 4-7 to the Company’s board of directors to be signed by the Seller and the Buyer, evidencing the transfer of the Shares to the Buyer and instructing the board of directors to enter the Buyer into the Company’s share register as sole owner of the Shares;

1.2
written board minutes from a board meeting of the Company evidencing the board of directors’ approval of the transfer of the Shares to the Buyer and the entry of the Buyer as owner of the Shares into the Company’s shareholder register;

1.3	the Company’s shareholder register showing the Buyer, with effect from Completion, as owner of the Shares, free from encumbrances;

1.4	a shareholder certificate pursuant to the Norwegian Limited Liability Companies Act section 4-10 confirming and evidencing, with effect from Completion, the Buyer’s ownership of the Shares;

1.5
written evidence confirming, with effect from Completion, the absolute, irrevocable and unconditional release of the pledge over the Shares and the guarantee granted by the Company, in each case in connection with the 9.50 per cent. USD 300,000,000 Senior Secured Callable Bond Issue 2017/2022 issued by the Seller;

1.6	the Ilmenite Supply Agreement in the Agreed Form duly executed by Grande Côte Operations S.A.;

1.7	the Transitional Services Agreement duly executed by the Seller and the Company; and

1.8	resignations in a form to be agreed between the Seller and the Buyer prior to Completion, from the directors appointed by the Seller and expressed to take effect on Completion.

2.	At Completion the Buyer shall deliver or cause to be delivered to the Seller:

2.1	the Ilmenite Supply Agreement in the Agreed Form duly executed by the Buyer; and

2.2	the Transitional Services Agreement duly executed by the Buyer.

3.
At Completion the Seller and the Buyer shall deliver, or procure the delivery of, the Escrow Letter, duly executed by the Seller’s Guarantor and the Buyer’s Guarantor, to the Escrow Agent authorising release of the Escrow Payment to the Seller.

SCHEDULE 3
ACTION PENDING COMPLETION

Pursuant to clause 9.7, the Seller shall: (i) procure that the Company; and (ii) use its reasonable endeavours to procure that each other Group Company (to the extent it is able to procure), in each case, in the period between the date of this Agreement and Completion:

1.
shall continue to operate its business in the usual and ordinary course consistent with past practice (and for the avoidance of doubt, any reference to matters within the usual and ordinary course of business in this Schedule 3 shall include the renewal of any existing customer or supplier contracts on substantially similar terms or on such other terms as the Seller, in good faith, determines are commercially reasonable in all the circumstances and entry into new customer or supplier contracts on terms the Seller, in good faith, determines are commercially reasonable in all the circumstances); and

2.	except with the prior written consent of the Buyer (which consent the Buyer shall not unreasonably withhold or delay), shall not, unless specifically required by this Agreement:

2.1	create, allot, issue, acquire, repay or redeem any share or loan capital or agree to do any of those things or acquire or agree to acquire, an interest in a corporate body;

2.2	acquire or dispose of, or agree to acquire or dispose of, any revenues, assets, business or undertakings with a value in excess of $3,000,000;

2.3	reorganise, change or discontinue any material part of its business;

2.4
(x) make, or agree to make, capital expenditure exceeding in total NOK 102,000,000 up to 31st December 2020 (including any capital expenditure spent in the calendar year 2020 prior to the date of this Agreement) (but excluding capital expenditure or commitments involving capital expenditure relating to the relining of the furnace or the kiln at the Company’s principal operations and any works undertaken therewith) or (y) make, or agree to make, capital expenditure exceeding in total NOK 83,000,000 between 1st January and 31st December 2021 (but excluding capital expenditure or commitments involving capital expenditure relating to the relining of the furnace or the kiln at the Company’s principal operations and any works undertaken therewith) or (z) make, incur, or agree to make or incur capital expenditure exceeding in total NOK 135,000,000 between 1st January 2021 and 31st December 2021 relating to the relining of the furnace or the kiln (or relating to the purchase of a spare relining of the kiln in either case) at the Company’s principal operations and any works to be undertaken therewith;

2.5
incur any financial indebtedness or provide guarantees securing the obligations of any person exceeding in total $5,000,000 (for the avoidance of doubt other than borrowing under the Cash Pooling Agreements or the existing loan facility with Sparebank 1 SR-Bank ASA in the ordinary and usual course of its business, consistent with past practice);

2.6	declare, pay or make a dividend or distribution to any person for which provision has not been made in the Accounts;

2.7	pass a shareholders’ resolution, except where the resolution is required to comply with Applicable Laws or is of a routine and non‑material nature;

2.8	save for any Encumbrance arising in the usual and ordinary course of its business, create or agree to create or amend any Encumbrance over any material asset of the Group;

2.9	amend its articles of association or similar constitution documents in material respects;

2.10	undertake any merger, spin-off, contribution of assets or other form of similar reorganization;

2.11	terminate or make any material amendment to any of the material insurance policies of the Group or do anything which would make any such insurance policy void or voidable;

2.12	terminate the lease of any material property used by the Group or grant or agree to grant any lease, tenancy or license in relation to any material property used by the Group;

2.13
give, or agree to give, any guarantee, indemnity or other agreement to secure, or otherwise incur financial or other obligations with respect to, an obligation of a person that is not another Group Company except in the usual and ordinary course of business and on contractual terms that are consistent with past practice with trading counterparties;

2.14	commence any Proceedings where the amount claimed by the Group is anticipated to exceed $3,000,000;

2.15	compromise or settle any Proceedings or waive a right in relation to any Proceedings where the amount of any compromise, settlement or waiver exceeds $3,000,000;

2.16
make any change in its Tax or accounting methods, policies, procedures, practices or principles, unless mandated by Applicable Laws, or change the residence of any Group Company for Tax purposes or create any permanent establishment or other place of business in any jurisdiction;

2.17
make, change or revoke any material Tax election (other than in accordance with past practice), settle any non-routine Tax claim or assessment (including making any payment pursuant to a Tax audit, examination, litigation proceeding or controversy), or surrender any rights to claim a refund of Tax;

2.18
(x) make any material variation to the terms and conditions of employment of any Senior Manager other than annual salary increases in the ordinary and usual course consistent with past practices unless these variations do not materially change the cost base of the Company, (y) dismiss (except for gross or wilful misconduct) any Senior Manager, or (z) transfer any Senior Manager to work wholly or mainly in another Seller’s Affiliate unless such dismissal/transfer involves a Senior Manager whose retention is not integral to the value of the Company;

2.19
appoint, employ or offer to appoint or employ, any employee if it would materially change the cost base of the Company unless such appointment or employment is needed to replace an employee who has left a Group Company and where such appointment or employment is reasonably necessary for the Group Company to operate in the usual and ordinary course of business;

2.20
make any general increase of the compensation payable (including variable bonus and other advantages or benefits) to the employees, save for any annual increase of employees’ compensation in the ordinary and usual course of business in accordance with past practices, or enter into, or materially amend, any material collective agreement with its employees or employees’ representatives;

2.21	enter into any joint venture, similar partnership or profit sharing arrangement that is likely to have a material impact on the value of the Company;

2.22
modify, amend or terminate any Material Contract or waive, release or assign any material rights or material claims thereunder, provided that the Seller may modify, amend or terminate any of the Material Contracts in the usual and ordinary course of business consistent with past practice and may terminate the distribution agreement between the Company and NIZI International S.A. entered into on 21 September 2012, as amended, which is contained in Folder 14.2.1.2 of the Data Room;

2.23
assign, grant any license or sublicense under, or enter into a non-assertion or coexistence agreement, or modify or agree to terminate any agreement, in respect of any Intellectual Property Right or otherwise allow any of its Intellectual Property Rights to lapse; or

2.24	commit to take any of the actions applicable to it as set forth in the foregoing paragraphs 2.1 to 2.23.

SCHEDULE 4
PERMITTED LEAKAGE

1.	Any amounts due or paid by the Company pursuant to the Cash Pooling Arrangements.

2.
Any payment due, paid or payable by the Company in the ordinary and usual course of business at arm’s length terms and consistent with past practice (a) pursuant to the ilmenite supply agreement between Grand Côte Operations S.A. and the Company dated December 20, 2016 and excluding for the avoidance of doubt any payment for breach of contract, breach of warranty, infringement, tort or other claim or lawsuit, (b) of IT costs arising in accordance with the arrangements in place as at the date of this Agreement in an amount not exceeding NOK10,000,000 in aggregate .

3.
Any amounts paid or payable by the Company in the ordinary and usual course of business at arm’s length terms and consistent with past practice to (a) Eramet Ideas SAS, or (b) Eramet Norway AS for purchase/sale of carbon and consumables, in an amount not exceeding $200,000 in aggregate for (a) and (b).

4.
The recharge to the Company in the ordinary and usual course of business at arm’s length terms and consistent with past practice of the cost of any insurance in an amount not exceeding $40,000 in aggregate which is paid for by a Seller’s Group Undertaking in respect of cover for any business undertaken by the Company in the ordinary and usual course and conducted after the Locked Box Date irrespective of when the premium was paid by such Seller’s Group Undertaking.

5.
Any other payments, accruals, assumptions, indemnifications or the incurrence of any other liabilities (i) which the Buyer has specifically requested, directed or consented in writing to be treated as Permitted Leakage or (ii) which were specifically disclosed in writing to the Buyer as Permitted Leakage prior to the date of this Agreement (including an amount not exceeding $138,084 in connection with the arrangements for Rune Dolmen).

6.	The following payments due by the Company which have been specifically accrued or have been specifically provided for in the Accounts:

6.1	IT fees in an amount not exceeding NOK233,431; and

6.2	engineering services fees in an amount not exceeding NOK23,117.

7.
Payment due by the Company of any severance, bonus, or other amount to any employee, director or officer of the Company as a result of the transactions contemplated in this Agreement in an amount not exceeding $600,000.

8.	Any Tax or amount on account or in respect of Tax payable or arising in respect of, by reference to or in consequence of any of the items in paragraphs 1 to 5 above (without double counting).

 SCHEDULE 5
SELLER’S WARRANTIES

1.	Capacity And Authority

The Seller has the right, power and authority, and has taken all action necessary, to execute, deliver and exercise its rights, and perform its obligations, under this Agreement and each document to be executed by the Seller at or before Completion.

2.	No Approvals or Conflicts

2.1	The execution by the Seller and the performance by the Seller of its obligations under this Agreement and any Seller’s Completion Document will not:

2.1.1	result in a breach of any provision of memorandum or articles of association or by laws or equivalent constitutional documents of the Seller;

2.1.2
result in a breach of, or constitute a default under, any instrument or contract to which the Seller is a party or by which the Seller is bound and which is material in the context of the transactions contemplated by this Agreement;

2.1.3	result in a breach of any order, judgment or decree of any court or governmental agency to which the Seller is a party or by which the Seller is bound or submits; or

2.1.4
require the Seller to obtain any consent or approval of, or give any notice to or make any registration with, any governmental or other authority (except as provided in clauses 4.1.1, 4.1.2 and 4.1.3 of this Agreement) which has not been obtained or made at the date hereof both on an unconditional basis and on a basis which cannot be revoked (save pursuant to any legal or regulatory entitlement to revoke the same other than by reason of any misrepresentation or misstatement).

3.	Shares

3.1	The Seller is the sole legal and beneficial owner of the Shares.

3.2	The Shares comprise 100 per cent. of the Company’s issued and paid up share capital. The Shares have been validly issued, fully paid and have not been repaid (in full or in part).

3.3
There is no Encumbrance, and there is no agreement, arrangement or obligation to create or give an Encumbrance, in relation to any of the Shares and the Seller is entitled to transfer the full ownership of the Shares, free from all Encumbrances, to the Buyer on the terms set out in this Agreement.

3.4
Other than this Agreement, there is no agreement, arrangement or obligation (exercisable now or in the future and whether contingent or not) requiring the creation, allotment, issue, transfer, redemption or repayment of, or the grant to a person of the right to require the allotment, issue, transfer, redemption or repayment of, a share in the capital of the Company (including, without limitation, an option or right of pre-emption or conversion).

3.5
The Company has not given any power of attorney or other authority which is still outstanding and effective to any person to enter into any contract or commitment on its behalf other than to its employees.

4.	Subsidiary Undertaking

4.1	Other than the shares in the Group Companies described in Schedule 1, the Company does not own or have any interest of any nature in any shares, debentures or other securities.

4.2	The Company is not a party to (a) any partnership with any other person, or (b) any joint venture arrangements other than in connection with the interests it holds in the Group Companies.

4.3	The Company is the sole legal and beneficial owner of the following shares, which are owned free of any Encumbrance and have been validly issued and are fully paid:

4.3.1	20,909 shares in the capital of Aktieselskabet Tyssefaldene which comprise 39.827% of the issued and paid up share capital of Aktieselskabet Tyssefaldene;

4.3.2	109 shares in the capital of Vilhelm Ravn AS which comprise 36.33% of the issued and paid up share capital of Vilhelm Ravn AS;

4.3.3	380 shares in the capital of Smelteverkstomta Næringsutvikling which comprise 3.696% of the issued and paid up share capital of Smelteverkstomta Næringsutvikling;

4.3.4	7 shares in the capital of Næringshagen i Odda AS which comprise 7.216% of the issued and paid up share capital of Næringshagen i Odda AS; and

4.3.5	5 shares in the capital of Hardangervegen AS which comprise 0.274% of the issued and paid up share capital of Hardangervegen AS.

4.4	The Data Room contains accurate and complete copies of the constitutional documents of the Company.

4.5
So far as the Seller is aware, there is no agreement, arrangement or obligation (exercisable now or in the future and whether contingent or not) requiring the creation, allotment, issue, transfer, redemption or repayment of, or the grant to a person of the right to require the allotment, issue, transfer, redemption or repayment of, a share in the capital of the Group Companies (including, without limitation, an option or right of pre-emption or conversion).

4.6	The Company has no interest in, is not a director of, and has not agreed to acquire an interest in or merge or consolidate with, a corporate body or any other person.

4.7
The Company has no obligations or liabilities, whether actual or contingent, in relation to any of the Group Companies (other than the Company), other than liabilities disclosed or provided for in the Accounts.

5.	Organization

5.1
The Seller and the Company are each (a) a corporation duly incorporated, registered, and validly existing under the Applicable Laws of its jurisdiction of incorporation or formation, (b) not subject to any administrative, winding up or similar order and there are no proceedings under any applicable insolvency, reorganization or similar laws in any jurisdiction concerning the Seller or the Company.

5.2	The Seller and the Company each has all requisite corporate power and authority to own its assets and to carry on its business as and where it is now being conducted.

6.	Accounts

6.1
Complete and accurate copies of the Accounts, the audited accounts for the Company for the preceding three financial years (and the notes to those accounts) and the management accounts of the Company have been disclosed in the Data Room.

6.2	The Accounts:

6.2.1	are derived from the Company’s books and accounting records;

6.2.2	have been prepared and audited on a proper and consistent basis in accordance with Applicable Laws and the Accounting Standards; and

6.2.3
show a true and fair view of the assets, liabilities and financial position of the Company as at the Last Accounting Date and of the profits and losses of the Company for the financial year ended on the Last Accounting Date.

6.3	Since the Locked Box Date:

6.3.1
there has been no material adverse change in the financial or trading position of the Business taken as a whole and so far as the Seller is aware there are no facts which are likely to give rise to any such change;

6.3.2	the Business has, in all material respects, been carried on in the ordinary and usual course consistent with prior practice and so as to maintain it as a going concern;

6.3.3	the Company has not released, in whole or in part, or written off, any debts owing to it (including, for the avoidance of doubt, any accounts receivable), in each case in an amount exceeding $25,000;

6.3.4
all stock of a type with a book value exceeding $25,000 acquired by the Company consists of a quality and quantity usable and saleable in the ordinary and usual course of business consistent with prior practice; and

6.3.5	all of the accounts receivables and/or notes receivable of the Company have arisen from bona fide transactions in the ordinary and usual course of business consistent with past practice.

6.4
There are no liabilities that individually exceed $25,000, whether actual or contingent, of the Company since the Last Accounting Date other than liabilities incurred in the ordinary and usual course of business consistent with prior practice.

6.5	The audited accounts for the Company for the three financial years ending 31 December 2019, 31 December 2018, and 31 December 2017 (and the notes to those accounts):

6.5.1	have been prepared in all material respects on the same basis as the Accounts, in accordance with the Accounting Standards used in preparing the Accounts applied on a consistent basis; and

6.5.2
show a true and fair view of the assets, liabilities and financial position of the Company as at the end of the relevant financial year to which they relate and of the profits and losses of the Company for the relevant financial year to which they relate.

6.6
The management accounts have been prepared in good faith and in all material respects on the same basis and in a manner consistent with the Accounts and are not materially misleading, and do not materially misstate the assets and liabilities, or the profits and losses of the Company for the period ended, on the relevant management accounts date.

6.7
The accounting records of the Company (a) are up-to-date in all material respects, (b) have been maintained in all material respects as required under any Applicable Laws and (c) are under its exclusive possession and direct control.

6.8	No notice or allegation that any of the accounting records is incorrect or should be rectified has been received by the Company.

7.	Authorisations

Each of the Authorisations is valid and subsisting. The Company has complied with its obligations under or in respect of each such Authorisation, no notice has been received by the Company or any other member of the Seller’s Group to suggest that any of them may be suspended, cancelled, terminated, varied, revoked or not renewed (including as a result of the Transaction), and, as far as the Seller is aware, there are no circumstances which indicate that such a circumstance may occur.

8.	Financing Arrangements

8.1	In this paragraph 8:

“Disclosed Debt” means such amounts as may be outstanding pursuant to:

(a)	a multicurrency trade credit, guarantee limit and trade limit facility between the Company and Sparebank 1 SR-Bank ASA dated 12 September 2017;

(b)	a factoring agreement between the Company and SpareBank 1 Factoring AS dated 18 December 2019,

in each case as amended, restated or supplemented from time to time on terms disclosed in the Data Room.

“Financial Debt” means the outstanding principal (plus any accrued interest) of any borrowings and indebtedness in the nature of borrowings (including by way of acceptance credits, discounting or similar facilities, loan stocks, bonds, debentures, notes, overdrafts or any similar arrangements the purpose of which is to raise money) owed to any banking, financial, acceptance credit, lending or other similar institution or organisation and any hedging or swap arrangements.

8.2	Aside from the Disclosed Debt, the Company owes no Financial Debt to any person.

8.3	No event has occurred and, as far as the Seller is aware no event has been alleged and no circumstance exists which:

8.3.1
is or with the lapse of time and/or the giving of any notice, certificate, declaration or demand, would become a default or an event of default under, or a breach of, any of the terms of the Disclosed Debt; or

8.3.2
entitles, or with the giving of any notice, declaration or demand, would entitle any person to call for repayment or the cancellation of the availability of, or place on demand, any of the Disclosed Debt or alter to the disadvantage of the Company, the terms of any of the Disclosed Debt.

9.	Assets

9.1
The Company owns free of any Encumbrance (other than those arising in the ordinary and usual course of business) or has the contractual right (which will not terminate on Completion or by reason of the Transaction) to use each material asset used by it, as at the date of this Agreement, in the conduct or operation of the Business as conducted or operated as at the date of this Agreement. This warranty does not apply in respect of the Properties or the shares in Group Companies.

9.2
Immediately following Completion, the Company will either beneficially own, or have a contractual right to use and benefit from, all tangible and intangible property and contracts used in, for the benefit of, or reasonably required to carry on the Business in the manner carried on as at the date of the Agreement.

9.3	All plant and machinery owned by the Company and necessary for the operation of the Business has been regularly maintained and inspected in accordance with Applicable Law.

10.	Properties

10.1	The details of the Properties owned or used by the Company contained in the Data Room are accurate and complete.

10.2
The Company is the sole beneficial owner of, or is otherwise entitled to use, each of the Properties. There is no Encumbrance in or over or affecting any of the Properties. None of the Properties is the subject of a subsisting contract for sale.

10.3	The Company has not received any notice of any:

10.3.1	outstanding actions, disputes, claims or demands between the Company and any third party in relation to any of the Properties; or

10.3.2	outstanding enforcement notice, breach of condition notice or statutory notice issued by a government or statutory authority relating to any of the Properties,

which, in any such case, could have a material effect on the use of such Properties for the purposes of the Business.

11.	Intellectual Property

11.1
All the material Intellectual Property Rights necessary for the conduct of the Business substantially in the manner in, and to the extent to, which it is carried on as at the date of this Agreement, are either legally or beneficially owned by the Company or validly licensed (on terms which will not terminate on Completion or by reason of the Transaction) to the Company.

11.2
The Company has not received any notice in writing in the two years prior to the date of this Agreement that it has done or omitted to do any act which has resulted in a breach or infringement of a third party’s Intellectual Property Rights, nor is the Seller aware of any basis for such an allegation, that is material in the context of the Business, to be made.

11.3
In the two year period prior to the date of this Agreement, the Company has not given written notice to a third party that such third party is infringing or making unauthorised use of any of the Intellectual Property Rights owned or used by the Company. As far as the Seller is aware, the Company does not violate any license or infringe, misappropriate or otherwise violate any Intellectual Property Rights owned by a third party.

11.4
All registration or application fees necessary to maintain the material Intellectual Property Rights legally or beneficially owned by the Company have been paid, all necessary renewal applications have been filed and all other steps necessary for maintenance have been taken.

In this paragraph 11, “Intellectual Property Rights” means all industrial and intellectual property rights, whether registered or not, including patents, trade marks, petty patents, utility models, design patents, designs, copyright (including moral rights and neighbouring rights), database rights, internet domain names, social media user names, rights in know-how and any rights of the same or similar effect or nature as any of the foregoing in any jurisdiction in which the Business operates as at the date of this Agreement.

11.5
The Company has not received any notice in writing in the two years prior to the date of this Agreement that it has done or omitted to do any act which has resulted in a breach or infringement of applicable data protection laws, nor is the Seller aware of any basis for any such allegation to be made.

12.	Pensions and Other Benefits

The Accounts make adequate provision for, and provide fair, accurate and proper disclosure of the defined benefit obligations and liabilities owed to current and former employees of the Company and the Company has no obligations or liabilities, whether actual or contingent, in relation to its closed defined benefit plan.

13.	Employees

13.1	The Data Room contains:

13.1.1
aggregated and anonymised details of all remuneration and other benefits actually provided, and which the Company is contractually bound to provide, to consultants and permanent employees of the Company as at 1 January 2020;

13.1.2
a copy of the standard terms and conditions of employment of consultants and permanent employees of the Company and details of any contract with a consultant or permanent employee that departs from such standard terms and conditions to any material extent, including the contracts of each Senior Manager; and

13.1.3	details of all bonus or other incentive schemes for any director, officer employee or worker of, or secondee or consultant to, the Company.

13.2
The Company has not since the Locked Box Date, is not obliged to, and has not made, any provision to increase or vary the salary, fee, benefit, bonus, commission or other remuneration, whether in cash or in kind, payable to any contractors or employees of the Company which would result in an increase in the Company’s total cost in respect of employees of more than 2.5 per cent. per annum.

13.3
The Company has performed, in all material respects, all of its obligations under each employee collective benefit plan (including pension plans, health plans, disability plans, life insurance plans and other welfare plans) sponsored, maintained by or contributed to it in accordance with the terms of such plan.

13.4
The Company has an agreement with its employees providing that the Company shall not have a corporate assembly (bedriftsforsamling) in accordance with Applicable Laws and, so far as the Seller is aware, there are no indications that this agreement is to be terminated.

13.5	There are no collective bargaining agreements applicable to the Company respect to employment matters.

13.6	The Transaction will not give rise to any notification, consultation or similar obligations in respect of any employee or any body representing all or any employees of the Company.

13.7
The Transaction will not result in the Company being liable to pay any severance, bonus, or other amount to any employee, director or officer of the Company which would result in an aggregate cost to the Company of $600,000 or more.

13.8
No Senior Manager has given or received notice which has not yet expired terminating his or her employment or has indicated an intention to give such notice whether as a consequence of the Transaction or otherwise.

14.	Insolvency, Winding up etc.

14.1
Neither the Seller nor the Company is insolvent. Neither the Seller nor the Company is subject to any legal proceedings with regards to claims for voluntary or involuntary dissolution, liquidation or bankruptcy, debt negotiations or appointment of trustee or liquidation board.

14.2
Neither the Seller nor the Company is unable to pay its debts as they fall due or has stopped paying its debts as they fall due. There are no unsatisfied written demands that have been served on the Seller or the Company. There are no unsatisfied judgments outstanding against the Seller or the Company.

15.	Litigation And Compliance With Law

15.1
Neither the Company nor its directors are involved in a civil, criminal, arbitration, administrative or other proceeding. No material civil, criminal, arbitration, administrative or other proceeding has been notified to the Company, threatened in writing or is, as far as the Seller is aware, pending by or against the Company.

15.2
So far as the Seller is aware, no fact or circumstance exists which might give rise to a civil, criminal, arbitration, administrative or other proceeding involving the Company which, if determined against the Company, would have a material adverse effect on the Business.

15.3	The Company is conducting, and has at all times in the 3 years prior to the date of this Agreement conducted its Business in all material respects in compliance with Applicable Laws.

15.4
(i) No investigation or inquiry by any Authority in respect of the Company has been notified in writing to the Company; (ii) so far as the Seller is aware, no investigation or inquiry is being conducted by any Authority in respect of the Company; (iii) no such investigation or inquiry has in the two years immediately prior to the date of this Agreement been conducted by any Authority in respect of the Company; and (iv) the Company has not paid, or received from any Authority any written claim or demand to pay, any fine or penalty and, so far as the Seller is aware, no such claim or demand is pending or threatened.

16.	Bribery and Anti-Corruption Compliance

16.1
None of the Company nor any of its directors is now, or has in the five years immediately prior to the date of this Agreement been, involved in any civil or criminal proceedings, or any investigation or enquiry by any Authority in relation to an alleged bribery or corruption offence in each case in connection with the Business, and no such proceedings have been notified to the Company, threatened in writing, or are, so far as the Seller is aware, pending.

16.2
None of the Company nor any of its directors, officers, employees or (as far as the Seller is aware) agents has in the five years immediately prior to the date of this Agreement, in connection with the Business or any other activities of the Company:

16.2.1	paid or offered to pay anything of value, directly or indirectly, to a government official or other person to improperly obtain or improperly retain business or secure an improper business advantage;

16.2.2	retained any consultant, agent or representative who, so far as the Seller is aware, has had unlawful dealings with a government official or other person; or

16.2.3	engaged or employed any director, officer, employee or agent to act on behalf of the Company who is a government official.

For the purpose of this paragraph 16.2, “agent” means a person, other than a director, officer, or employee, who performs services for or on behalf of Company or who has the authority to act for or on behalf of the Company.

16.3
For the five years prior to the date of this Agreement, the Company has had in place policies and procedures reasonably designed to ensure compliance by it with any applicable anti-corruption, anti-bribery or ethics Laws.

16.4

16.4.1
The Company is not and has not, during the five years prior to the date of this Agreement, (a) been a Sanctioned Person, or a holder of any equity interest in a Sanctioned Person, and none of its directors or officers during the last five years prior to the date of this Agreement have been Sanctioned Persons, or (b) been in breach of, or subject to any penalties under, any Sanctions.

16.4.2
No Group Company (other than the Company) is or, as far as the Seller is aware, has, during the five years prior to the date of this Agreement, (a) been a Sanctioned Person, or a holder of any equity interest in a Sanctioned Person, and none of their respective directors or officers is a Sanctioned Person, or (b) been in breach of, or subject to any penalties under, any Sanctions.

In this paragraph 16.4:

“Sanctioned Person” means an individual or entity that is (a) on any Sanctions List, (b) operating, organised or resident in a Sanctioned Territory, (c) owned or controlled by one or more of such individuals or entities described in (a) or (b), or (c) otherwise the subject of any Sanctions;

“Sanctioned Territory” means a country, region or territory that is the subject or the target of comprehensive or country-wide Sanctions;

“Sanctions” means any applicable financial sanctions laws and regulations administered or enforced by the US Department of Treasury’s Office of Foreign Assets Control, the US Department of State, the European Union (or any member state thereof), or Her Majesty’s Treasury; and

“Sanctions List” means (i) the “Specially Designated Nationals and Blocked Persons” list maintained by the US Department of Treasury’s Office of Foreign Assets Control, (ii) the Consolidated List of Financial Sanctions Targets in the UK maintained by Her Majesty’s Treasury and (iii) the Consolidated list of persons, groups and entities subject to EU financial sanctions maintained by the European Union External Action Service.

17.	Environmental Matters

17.1	The Data Room contains true and complete copies of the results of the latest environmental audit performed by the Company in connection with the Business.

17.2
The Company (or any person for whose acts or defaults the Company may be vicariously liable) has not received any written notification or request under any Environmental Laws requiring it to take or omit to take any action with respect to any actual or potential breach of Environmental Law in the five years prior to the date of this Agreement.

17.3
The Company has not received any written complaint or notice alleging or specifying, nor is the Seller aware of, any breach of or liability under any Environmental Law in the five years prior to the date of this Agreement and so far as the Seller is aware there are no claims or investigations ongoing, pending, threatened or anticipated with respect to, or facts or circumstances which would be reasonably likely to give rise to or result in, any material breach or liability under Environmental Law.

17.4
No notices have been received by the Company regarding the revocation, cancellation, suspension or restriction of any Authorisation necessary for the Company to conduct its Business (a “Material Environmental Authorisation”) which remain unresolved and no court proceedings or formal administrative proceedings have been issued before or by any court or Authority and brought against the Company, the subject matter of which is an infringement of, or liability under, Environmental Obligations caused by the operations of the Company which, in each case, gives rise to a Material Environmental Loss and so far as the Seller is aware there are no facts or circumstances which would be reasonably likely to give rise to or result in any of the foregoing.

17.5
Within the last five years the Company has not been in breach (or received any written notice alleging or specifying any breach) of any Environmental Law, Environmental Obligation or Material Environmental Authorisation caused by the operations of its Business in respect of which (i) a Material Environmental Loss has been or is expected to be incurred by the Company or (ii) such breach is still outstanding.

18.	Insurance

18.1
Details of the material insurance policies maintained by the Company are contained in the Data Room. So far as the Seller is aware, the insurance policies maintained by the Company are in full force and effect and cover the Company against all material risks usually covered in relation to businesses similar to the Business and all premiums due and payable under such insurance policies have been duly paid.

18.2	Reasonable particulars of all material claims made on such policies in the two year period prior to the date of this Agreement are set out in the Data Room.

19.	Tax

19.1
The Company is and, so far as the Seller is aware, has at all times been Tax resident only in Norway. The Company does not have, and, so far as the Seller is aware, has not had, a permanent establishment, branch or agency, outside of Norway.

19.2
All Tax returns, notices, computations, material information, statements, reports or accounts which ought to have been submitted by the Company have been submitted to the relevant Tax Authority within applicable time limits and were when submitted and remain complete, true and correct. No such Tax return (and nothing in such a Tax return) is disputed or is yet to be determined by, or is subject to an agreement with, a Tax Authority.

19.3
All Tax for which the Company is or has been liable to account has been duly paid (and no penalties, fines, surcharges or interest have been incurred) and all or any withholdings and deductions relating to Tax as are or were required by Applicable Laws have been properly made.

19.4
The Company has provided all material information and maintained all material records in relation to Tax as it is required by Applicable Laws to make, provide or maintain and to enable it to calculate its liability to Tax, and has complied with all notices served on it and any other requirements lawfully made of it by any Tax Authority.

19.5
The Company is not liable to make to any person (including any Tax Authority) any payment in respect of any liability to Tax which is primarily or directly chargeable against, or attributable to, any other person.

19.6
The Company is not, nor has it been, involved in any material dispute with any Tax Authority or subject to any investigation, audit or visit by any Tax Authority. There are no facts, of which the Seller is aware, which are, in its opinion (acting reasonably) likely to cause the Company to be subject to any non-routine visit, audit, investigation, enquiry, discovery or access order by any Tax Authority.

19.7
All material transactions or arrangements made by the Company have been made on arm’s length terms and no notice, enquiry or adjustment has been made by any Tax Authority in connection with the arm’s length nature of any such material transactions or arrangements.

19.8
The Company has not been involved in any transaction or series of transactions the main purpose, or one of the main purposes, of which was the avoidance of Tax, or any transaction that produced, or was intended to produce, a loss for Tax purposes with no corresponding commercial or economic loss.

19.9
The Company has complied with the terms of applicable legislation relating to VAT in all material respects, including registering for VAT where required to do so and maintaining and retaining materially complete, accurate and up to date records as required by Applicable Laws for the purposes of VAT.

19.10
All documents which are required to be stamped or are subject to transfer or registration tax, or which may be necessary or desirable in proving the title of the Company to any asset which is owned by it, have been duly and sufficiently stamped, or have had the transfer or registration tax due in respect of them paid.

19.11	Neither the execution nor completion of this Agreement, nor any other event since the Locked Box Date, will result in the clawback or disallowance of any tax relief or allowance previously given.

19.12	The Disclosure Letter contains full particulars of:

19.12.1	all groups and consolidated groups for Tax purposes and fiscal unities of which the Company is, or has been, a member;

19.12.2	every agreement relating to the use of group relief or allowance to which the Company is, or has been, a party; and

19.12.3	any arrangements for the payment of group Tax liabilities to which the Company has been party.

20.	Material Contracts

20.1	The copies of the Material Contracts disclosed in the Data Room are complete and accurate.

20.2	The Material Contracts have not been terminated and, so far as the Seller is aware, are in full force and effect.

20.3
The Company is not, so far as the Seller is aware, in material breach of or in material default under any of the Material Contracts to which the Company is a party (including which would be a basis for termination or cancellation of the relevant Material Contract) and, so far as the Seller is aware, there are no facts or circumstances which would be reasonably likely to give rise to or result in foregoing.

20.4
The Company has not received notice of any material breach, revocation, or termination of any of the Material Contracts to which the Company is a party or the withdrawal of any party to them and, so far as the Seller is aware, there are no facts or circumstances which would be reasonably likely to give rise to or result in any of the foregoing.

20.5
No counterparty to a Material Contract contained in folders 3.2.3, 14.2.1 and 14.2.2 in the Data Room has, in the year prior to the date of this Agreement (a) indicated a firm intention to make a substantial adverse change to the terms on which it trades with the Company, or (b) indicated that it intends to cease to continue to trade with the Company.

21.	Arm’s Length Dealings

21.1	The Company is not a party to any related party arrangements or transactions which are:

21.1.1	not on arm’s length terms; or

21.1.2	not in compliance with all applicable transfer pricing rules to which the Company is subject or submits.

21.2
All related party arrangements or transactions entered into by the Company have been disclosed in the Data Room and all accounts payable or receivable and all obligations and liabilities between the Company and any of the Seller’s Group Undertakings were disclosed in the Disclosure Letter.

SCHEDULE 6
LIMITATIONS ON THE SELLER’S LIABILITY

1.	Financial limitations

1.1	The Seller is not liable in respect of a Relevant Claim (or series of related Relevant Claims with respect to similar events, facts or circumstances):

1.1.1	unless the amount that would otherwise be recoverable from the Seller (but for this paragraph 1.1.1 of this Schedule 6) in respect of such Relevant Claim(s) exceeds $290,000; and

1.1.2
unless and until the amount that would otherwise be recoverable from the Seller (but for this paragraph 1.1.2 of this Schedule 6) in respect of such Relevant Claim(s), when aggregated with any other amount or amounts recoverable in respect of other Relevant Claims (excluding any amounts in respect of a Relevant Claim for which the Seller has no liability because of paragraph 1.1.1 of this Schedule 6), exceeds $2,900,000 and in the event that the aggregated amounts exceed $2,900,000 the Seller shall only be liable for the excess (subject always to paragraph 1.2 of this Schedule 6).

1.2	The Seller’s total liability in respect of:

1.2.1	Fundamental Warranty Claims is limited to the Consideration Amount;

1.2.2	any Tax Covenant Claims and Tax Warranty Claims is limited to $50,000,000;

1.2.3
any other Relevant Claims (including Environmental Warranty Claims notified in accordance with paragraph 2 of this Schedule 6 on or before the date which is 2 years from the Completion Date) is limited to $50,000,000; and

1.2.4
any Environmental Warranty Claims notified in accordance with paragraph 2 of this Schedule 6 after the date which is 2 years from the Completion Date but on or before the date which is 5 years from the Completion Date is limited to $10,000,000.

1.3	The Buyer shall not be entitled to claim for any punitive, indirect or consequential Loss in respect of any Relevant Claim.

2.	Time Limits For Bringing Claims

2.1
The Seller is not liable for a Relevant Claim unless the Buyer has notified the Seller of the Relevant Claim stating in reasonable detail the nature of the Relevant Claim and, to the extent practicable, the amount claimed (detailing the Buyer’s calculation of the Loss thereby alleged to have been suffered):

2.1.1	in respect of a Fundamental Warranty Claim, on or before the date which is 4 years from the Completion Date;

2.1.2
in respect of a Tax Warranty Claim, on or before the date which is 3 months after the expiration date of the applicable statute of limitations in respect of the underlying matter giving rise to such claim;

2.1.3	in respect of an Environmental Warranty Claim, on or before the date which is 5 years from the Completion Date; and

2.1.4	in respect of any other Relevant Claim, on or before the date which is 2 years from the Completion Date.

3.	Notice of Claims

3.1
Subject to paragraph 3.2 of this Schedule 6, in respect of any Relevant Claim notified in accordance with paragraph 2 of this Schedule 6, such claim is unenforceable against the Seller on the expiry of the period of 6 months starting on the day of notification of such claim, unless proceedings in respect of such claim have been properly issued and validly served on the Seller within such 6 month period.

3.2	The 6-month period referred to in paragraph 3.1 above shall commence on the later of the date specified in paragraph 3.1 and:

3.2.1	in the case of a Relevant Claim based upon a contingent liability, the date that such contingent liability crystallises; or

3.2.2
in the case of a Relevant Claim where a Buyer’s Group Undertaking has a corresponding claim against an insurer or has a corresponding entitlement to recovery from some other person, the date that the corresponding claim or entitlement is finally settled or determined; or

3.2.3
in the case of a Relevant Claim which has arisen as a result of an Underlying Claim where any person has taken steps to avoid, dispute, resist, compromise, defend or appeal against the Underlying Claim in accordance with this Schedule, the date that the Underlying Claim is finally settled or finally determined; or

3.2.4	in the case of any other Relevant Claim, the date on which such claim is notified to the Seller by the Buyer.

3.3
Nothing in paragraphs 3.1 or 3.2 of this Schedule 6 shall operate to extend the period in which the Buyer is entitled to notify the Seller of a Relevant Claim pursuant to paragraph 2 of this Schedule 6.

4.	General Limitations

4.1	The Seller shall not be liable for a Relevant Claim (other than a Tax Warranty Claim) to the extent that the matter giving rise to the Relevant Claim:

4.1.1
would not have arisen but for a voluntary Event on or after Completion by a Buyer’s Group Undertaking otherwise than to the extent required by law or by any contract entered into prior to Completion; or

4.1.2
would not have arisen but for the passing of, or a change in, a law, rule, regulation, interpretation of the law or administrative practice of a government, governmental department, agency or regulatory body after the date of this Agreement or an increase in the Tax rates or an imposition of Tax, in each case not actually or prospectively in force at the date of this Agreement;

4.1.3
arises wholly or partially from an Event before, on or after Completion at the written request or direction of or with the written consent of a Buyer’s Group Undertaking (which for these purposes includes the Company only after Completion); or

4.1.4	was specifically taken into account in computing the amount of a specific allowance, provision or reserve in the Accounts.

5.	Conduct of Relevant Claims

5.1
If the Buyer or a Buyer’s Group Undertaking becomes aware of a matter which constitutes or which would or might reasonably be expected to give rise to a Relevant Claim (other than a Tax Warranty Claim) (an “Underlying Claim”):

5.1.1	the Buyer shall, with respect to the matter, as soon as reasonably practicable, give notice to and consult with the Seller;

5.1.2	the Buyer shall, and shall ensure that each Buyer’s Group Undertaking will:

(a)	preserve all documents, records, correspondence, accounts and other information whatsoever relevant to such matter;

(b)
provide to the Seller and its advisers reasonable access (including taking copies and photographs) to the premises, personnel, assets, documents and records within the possession or control of each Buyer’s Group Undertaking (including after Completion, the Company) as the Seller may reasonably require for the purposes of investigating the matter and enabling the Seller to take the action referred to in paragraph 5.1.3 of this Schedule 6; and

(c)	as soon as reasonably practicable, keep the Seller fully informed in relation to the matter, including its progress,

provided that nothing in this paragraph 5.1.2 will require the Buyer or any Buyer’s Group Undertaking to share any privileged information or information that is confidential or commercially sensitive;

5.1.3	the Buyer shall, and shall ensure that each Buyer’s Group Undertaking will:

(a)	take any action and institute any proceedings, and give any information and assistance, as the Seller may reasonably request to:

(i)	avoid, dispute, resist, appeal, compromise, defend, remedy or mitigate the matter; or

(ii)	enforce against a person (other than a Seller’s Group Undertaking) the rights of a Buyer’s Group Undertaking in relation to the matter; and

(b)
in connection with proceedings related to the matter (other than against a Seller’s Group Undertaking) use advisers nominated by the Seller and, if the Seller requests, allow the Seller the exclusive conduct of the proceedings, provided that (x) the Seller shall indemnify the Buyer and/or the relevant Buyer’s Group Undertaking on demand against all reasonable costs, liability, damage or expense incurred as a result of a request or nomination by the Seller; and (y) neither the Buyer nor any Buyer’s Group Undertaking shall be under any obligation to take any action in relation to the Underlying Claim if, in the Buyer’s reasonable opinion, such conduct will, or is reasonably likely to, materially prejudice the business interests or reputation of the business of the Buyer or any Buyer’s Group Undertaking.

5.1.4
the Buyer shall not, and shall ensure that no Buyer’s Group Undertaking will, admit liability in respect of, or compromise or settle, the matter without the prior written consent of the Seller (not to be unreasonably withheld or delayed); and

5.1.5	the Buyer shall take all reasonable action to mitigate any Loss suffered by it or a Buyer’s Group Undertaking in respect of a matter giving rise to a Relevant Claim.

5.2	In assessing any damages or other amounts recoverable for a Relevant Claim there shall be taken into account any corresponding savings by, or net benefit to, a Buyer’s Group Undertaking.

5.3
Any failure by the Buyer or a Buyer’s Group Undertaking to comply with the provisions of this paragraph 5 shall not prevent, or extinguish the liability of the Seller in respect of, any Relevant Claim in connection with the Underlying Claim in question but may be taken into account in calculating the liability of the Seller in connection with such Relevant Claim to the extent that such liability is increased by such failure.

6.	Buyer’s Knowledge

The Seller shall not be liable for a Relevant Claim arising as a consequence of or in connection with any fact, matter or circumstance of which the Buyer was aware at the date of this Agreement and which the Buyer was aware at the date of this Agreement would more likely than not constitute a breach of the Warranties which would more likely than not give rise to a Relevant Claim.

7.	Recovery Only Once

The Buyer is not entitled to recover more than once in respect of the same Relevant Claim.

8.	Contingent Liabilities

8.1
To the extent that a Relevant Claim is based upon a liability of the Company which is a contingent liability, the Seller shall not be liable to make a payment to the Buyer in respect thereof unless and until such time as the contingent liability becomes an actual liability of the Company to make a payment.

8.2
If the contingent liability does not become an actual liability within 18 months of it being notified under paragraph 2 of this Schedule 6 the Seller shall have no liability in respect of such contingent Relevant Claim.

8.3
This paragraph 8 of this Schedule 6 is without prejudice to the obligation of the Buyer to notify the Seller of the Relevant Claim and to issue and serve proceedings in respect thereof in accordance with paragraphs 2, 3 and 12 of this Schedule 6.

9.	Recovery From Another Person

9.1
If a matter giving rise to a Relevant Claim or a Tax Covenant Claim gives rise to a right of recovery against, or an indemnity from, a person other than a Seller’s Group Undertaking, whether under a provision of Applicable Laws, insurance policy or otherwise howsoever, the Buyer shall, and shall procure that each Buyer’s Group Undertaking shall, use reasonable endeavours to seek recovery from such third party and, for the avoidance of doubt, the amount of such Relevant Claim or Tax Covenant Claim (as the case may be) shall be reduced by the amount of any Sum Recovered (as defined below) prior to the date of the Relevant Claim or Tax Covenant Claim.

9.2
If the Seller pays to a Buyer’s Group Undertaking an amount in respect of a Relevant Claim or Tax Covenant Claim and a Buyer’s Group Undertaking subsequently recovers from another person an amount which is referable to the matter giving rise to the Relevant Claim or Tax Covenant Claim (as applicable):

9.2.1
if the amount paid by the Seller in respect of the Relevant Claim or Tax Covenant Claim (as applicable) is more than the Sum Recovered, the Buyer shall immediately pay to the Seller the Sum Recovered; and

9.2.2
if the amount paid by the Seller in respect of the Relevant Claim or Tax Covenant Claim (as applicable) is less than or equal to the Sum Recovered, the Buyer shall immediately pay to the Seller an amount equal to the amount paid by the Seller.

9.3
For the purposes of paragraph 9.2 of this Schedule 6, “Sum Recovered” means an amount equal to the total of the amount recovered from the other person plus any interest in respect of the amount recovered from the person less any Tax suffered by a Buyer’s Group Undertaking and computed by reference to the amount recovered from the person and less all reasonable costs incurred by a Buyer’s Group Undertaking in recovering the amount from the person.

9.4
If any amount is repaid to the Seller by the Buyer or Buyer’s Group Undertaking pursuant to paragraph 9.2 above, an amount equal to the amount so repaid shall be deemed never to have been paid by the Seller to the Buyer for the purposes of calculating the Seller’s total aggregate liability under paragraph 1.2 above or under paragraph 4.2 of Schedule 7.

10.	Remedy

The Seller shall not be liable for any Relevant Claim to the extent that, within 45 days following receipt of notification of such claim under paragraph 2 of this Schedule 6, the matter giving rise to such claim is remedied to the reasonable satisfaction of the Buyer.

11.	Mitigation

Nothing in this Schedule 6 restricts or limits the Buyer’s general obligation at law to mitigate any loss or damage which it may incur in consequence of a matter giving rise to a Relevant Claim and the Buyer shall, in any event, use all reasonable endeavours to mitigate or procure the mitigation of any such loss or damage.

12.	Tax

12.1	Where:

12.1.1	an amount of Tax paid by the Company has resulted in a Relief (the “Relevant Relief”); and

12.1.2	the Seller has made a payment to the Buyer in respect of the Tax in satisfaction of a Relevant Claim or Tax Covenant Claim,

12.2
the Buyer shall ensure that the Company, so far as reasonably possible, uses the Relevant Relief before other Relief and, in the event that such Relevant Relief is actually utilised in an accounting period beginning on or before the date which falls seven years from Completion, the Buyer shall pay to the Seller, or procure payment to the Seller of, an amount equal to the amount by which the Company’s Tax liability is reduced as a result of use of the Relevant Relief, within five Business Days after the date on which the Company’s liability to make a payment of Tax is reduced as a result of the Relevant Relief, less any costs and expenses incurred by the Company or the Buyer in bringing the Relevant Claim or Tax Covenant Claim (as applicable and to the extent not already recovered under this Agreement) or in obtaining the Relevant Relief.

12.3	If and to the extent that:

12.3.1	an expenditure by the Company, or provision or reserve for or on account of a matter, has been treated as deductible or allowable for Tax purposes in the Accounts; and

12.3.2
a Relevant Claim or Tax Covenant Claim arises because the expenditure, provision or reserve, or a part of it, is not deductible or allowable in respect of the accounting period in which it was treated as deductible or allowable, but it is deductible or allowable in any accounting period beginning on or before the date which falls seven years from Completion, the value to the Company of the deduction or allowance obtained in the relevant accounting period in respect of the expenditure, provision or reserve whether by way of reduced Tax liability, an amount available for group relief surrender or otherwise is to be treated as a “Tax Benefit” for the purposes of paragraph 12.5 of this Schedule 6.

12.4	If and to the extent that:

12.4.1	any income, profit or gain of the Company not received by the Company is found to be subject to Tax;

12.4.2	the Tax gives rise to a Relevant Claim or Tax Covenant Claim; and

12.4.3	the Company subsequently receives the income, profit or gain and it is not subject to Tax,

the amount of Tax which would otherwise have been payable in respect of the income, profit or gain is to be treated as a “Tax Benefit” for the purposes of paragraph 12.5 of this Schedule 6.

12.5
If the Seller has made a payment to the Buyer in satisfaction of a Relevant Claim or Tax Covenant Claim (as applicable) of a type mentioned in paragraph 12.3 or 12.4 of this Schedule 6, the Buyer shall pay the Seller an amount equal to any Tax Benefit, less (1) any costs and expenses incurred by the Company or the Buyer in bringing the Relevant Claim or Tax Covenant Claim (as applicable and to the extent not already recovered under this Agreement) or in obtaining the Tax Benefit and (2) any Tax suffered by the Buyer on receipt of payment from the Seller in satisfaction of the Relevant Claim or Tax Covenant Claim (as applicable).

13.	General

13.1	Nothing in this Schedule 6 shall have the effect of limiting or restricting any liability of the Seller in respect of a Relevant Claim arising as a result of any fraud.

13.2	Each provision of this Schedule 6 shall be read and construed without prejudice to each of the other provisions of this Schedule 6.

SCHEDULE 7
TAX COVENANT

1	Definitions and Interpretation

1.1	In this Schedule 7, the headings will not affect its interpretation and the following expressions will have the following meanings:

“Tax Event” means any act, event, transaction or omission and any reference to a Tax Event occurring on or before a particular date will include a Tax Event that, for Tax purposes, is deemed to have occurred on or before that date;

“Buyer’s Relief” means, excluding in each case and for the avoidance of doubt any Relief arising in respect of, by reference to or in consequence of any Leakage:

(a)	any Purchased Relief;

(b)	any Relief to the extent that it arises to the Company:

(i)	in respect of a Tax Period beginning after Completion; or

(ii)	in respect of a Straddle Period, to the extent that it would be treated (in accordance with the apportionment provided for in paragraph 1.3) as arising after Completion; or

(iii)	in respect of, by reference to or in consequence of:

(A)	any profits earned, accrued or received by the Company in the usual and ordinary course of business after the Locked Box Date;

(B)	any Tax Event occurring after Completion; or

(C)	any Tax Event occurring in the usual and ordinary course of business of the Company after the Locked Box Date; or

(c)	any Relief attributable to any Buyer’s Group Undertaking (other than the Company and any Group Companies which are Buyer’s Group Undertakings);

“Loss of Purchased Relief” means the cancellation, loss, non-availability or reduction of any Purchased Relief, in each case otherwise than as a result of its use to relieve any Tax of the Company;

“Pre-Completion Tax Affairs” means the Tax affairs of the Company in respect of which the Seller (i) is responsible under paragraph 8, or (ii) has any rights under paragraph 8.8 (and to that extent includes, for the avoidance of doubt, the Tax affairs of the Company in respect of any Straddle Period);

“Purchased Relief” means any Relief of the Company to the extent it has been shown as an asset or taken into in account in computing (and so reducing) any provision for deferred tax in the Locked Box Accounts;

“Straddle Period” means any period relevant for Tax purposes of the Company commencing before Completion but ending after Completion;

“Tax Effect” means:

(a)	a Tax Liability;

(b)	a Loss of Purchased Relief; and

(c)	costs and expenses within paragraph 2.1(d);

 “Tax Liability” means:

(a)
any liability of the Company to make an actual payment of Tax, whether or not the Company has, or may have, any right of reimbursement against any other person, in which case, the amount of the Tax Liability will be the amount of the actual payment; and

(b)
the use or setting off of any Buyer’s Relief in circumstances where, but for such set off or use, the Company would have had a liability to make a payment of Tax for which the Buyer would have been able to make a claim against the Seller under the Tax Covenant, in which case, the amount of the Tax Liability will be the amount of Tax for which the Seller would have been liable but for the setting off or use; and

“Tax Period” means any period in respect of which Tax is assessed or charged on the Company.

1.2
References to “profits” include gross receipts, income, profits or gains (including chargeable or capital gains) of any description or from any source and references to profits earned, accrued, received or otherwise recognised include profits deemed to have been or treated as earned, accrued, received or otherwise recognised for Tax purposes.

1.3
In order to determine whether Tax or a Relief is (i) in respect of, by reference to or in consequence of a Tax Event occurring on or before, or after, (A) the Locked Box Date or (B) Completion (as applicable); or (ii) referable to profits earned, accrued or received on or before, or after, (A) the Locked Box Date or (B) Completion (as applicable), the parties agree that, for the purposes of such determination:

(a)
in the case of any Taxes that are imposed on a periodic basis, and related Reliefs, the amount of such Taxes or Reliefs which will be apportioned to the period on or before, or after (A) the Locked Box Date or (B) Completion (as applicable) shall be calculated by multiplying the amount of such Tax or Relief by a fraction, the numerator of which will be the number of calendar days in the relevant Tax Period which fall on or before, or after, the Locked Box Date or the Completion Date (as applicable) and the denominator of which will be the number of calendar days in the entire relevant Tax Period; and

(b)
in the case of all Taxes that are not imposed on a periodic basis (e.g. payroll taxes) and all other Reliefs, a Tax Period of the Company will (if not actually the case) be deemed to have ended on the Locked Box Date or Completion (as applicable) and the matter will be determined by applying the accounting policies and practices adopted by the Company which have effect on the Locked Box Date or Completion (as applicable) to the Tax Event or profits in question.

1.4	In the case of any conflict between the provisions of this Schedule 7 (Tax Covenant) and any other provision of this Agreement, the provisions of this Schedule will prevail.

1.5	References in this Schedule to “paragraphs” are to paragraphs of this Schedule, and references to “clauses” are to clauses of the main body of this Agreement.

2	Covenant to Pay

2.1	Subject to the provisions of this Schedule, the Seller hereby covenants with the Buyer to pay to the Buyer on the due date for payment an amount equal to:

(a)	any Tax Liability arising in respect of, by reference to or in consequence of:

(i)	any Tax Event occurring on or before Completion; or

(ii)	any profits earned, accrued or received by the Company on or before Completion;

(b)
any Tax assessed on any Buyer’s Group Undertaking to the extent that such Tax liability arises as a consequence of any failure by a Seller’s Group Undertaking to pay any Tax which is the primary liability of a Seller’s Group Undertaking, if and to the extent the Tax has not already been recovered under a relevant statutory provision (and the Buyer shall procure that no such recovery is sought to the extent payment is made hereunder); and

(c)
an amount equal to the amount of Tax that would have been saved by the Company but for a Loss of Purchased Relief or, in the case of a Purchased Relief that is a right to a repayment of Tax, the amount of that right to repayment which has been cancelled, lost, reduced or is not available;

(d)
any costs or expenses (including the costs and expenses of taking any action under this Schedule) reasonably and properly incurred or payable by any Buyer’s Group Undertaking in connection with a liability for which the Seller is liable under this Schedule.

3	Exclusions

3.1	The Seller will not be liable in respect of any Tax Claim (other than a claim under paragraph 2.1(b)) above):

(a)	in respect of any Tax Liability to the extent that the Tax Liability was paid on or before the Locked Box Date and such payment was reflected in the Locked Box Accounts;

(b)	in respect of any Tax Effect to the extent that provision or reserve for such Tax Effect was made or reflected in the Locked Box Accounts and had the effect of reducing the Base Consideration;

(c)
in respect of any Tax Effect (other than a Tax Effect in respect of any property taxes imposed by the Ullensvang Municipality in respect of the Properties situated therein) to the extent that it arises directly or indirectly: (i) in respect of any Tax Event occurring in the usual and ordinary course of business of the Company after the Locked Box Date; or (ii) in consequence of, in respect of or by reference to any profits earned, accrued or received by the Company in the usual and ordinary course of business after the Locked Box Date;

(d)	in respect of any Tax Effect to the extent that such Tax Effect arises or is increased by:

(i)	any change in Applicable Laws (other than as a result of a judgment or decision of any court or tribunal in proceedings that relate to the Company);

(ii)	any act or omission taken by the Buyer or the Company after Completion in order to comply with any change in Applicable Laws; or

(iii)	an increase in the rates of Tax,

in each case not actually or prospectively in force at the date of this Agreement;

(e)
in respect of any Tax Effect to the extent that such Tax Effect would not have arisen but for, or has been increased as a result of, a voluntary act or omission of the Buyer or the Company after Completion otherwise than in the usual and ordinary course of business as carried on as at Completion, provided that an act or omission will not be regarded as voluntary where it is carried out:

(i)	pursuant to a legally binding obligation incurred by the Company prior to Completion;

(ii)	in order to comply with any Applicable Laws;

(iii)	at the written request of the Seller; or

(iv)	pursuant to the terms of this Agreement;

(f)
in respect of any Tax Effect to the extent that such Tax Effect would not have arisen but for a change after Completion in accounting policies (including a change in accounting reference date) or the accounting bases on which the Company values its assets (other than a change required to be made to comply with Applicable Laws or any applicable accounting, financial reporting or mandatory regulatory requirement, in each case having effect at Completion);

(g)	to the extent that any Relief which is not a Buyer’s Relief is made available at no cost to the Buyer’s Group to relieve or mitigate the Tax Effect giving rise to the Tax Claim;

(h)	in respect of any Tax Effect to the extent that the Tax Effect arises as a result of the failure of the Buyer to comply with any of its obligations contained in this Agreement;

(i)
to the extent that the Tax Effect comprises interest, penalties, charges or costs attributable to the delay or default of the Buyer or, after Completion, the Company (save to the extent that such delay arises solely as a result of a failure by the Seller to comply with its obligations under this Agreement);

(j)
in respect of any Tax Liability arising in respect of profits actually earned, accrued or received by the Company on or before the Locked Box Date to the extent they are not recognised or otherwise reflected in the Locked Box Accounts and the benefit of the profits was retained by the Company at Completion;

(k)	to the extent that:

(i)
the matter giving rise to the Tax Claim is a Tax Liability of the Company arising because the Company’s assets are more than, or its liabilities are less than, were taken into account in computing a provision for Tax in the Locked Box Accounts;

(ii)	in respect of the Company’s assets, their value exceeds the value at which they were booked in the Locked Box Accounts; and

(iii)	in respect of the Company’s liabilities, their amount is less than the amount at which they were booked in the Locked Box Accounts;

(l)	to the extent that the Tax Effect is Permitted Leakage within paragraph 8 of Schedule 4;

(m)	the matter giving rise to the Tax Claim is a liability for Tax which has been discharged or made good without loss or cost to a Buyer’s Group Undertaking; or

(n)
the matter giving rise to the Tax Claim relates to an amount which has been made good by a person other than a Seller’s Group Undertaking, whether under a provision of applicable law, insurance policy or otherwise howsoever without cost or loss to the Buyer or the Company.

3.2	Paragraph 4 of Schedule 6 shall apply to limit any Tax Warranty Claim to the extent that any provision thereof imposes a greater restriction or limitation than this paragraph 3.

4	Limitations

4.1
The liability of the Seller to make any payment pursuant to a claim under this Schedule shall cease on the date which is 3 months after the expiration date of the applicable statute of limitations in respect of the underlying matter giving rise to such claim, except where:

(a)	the Buyer has given notice of the claim to the Seller before that date specifying (in reasonable detail to the extent then available) the liability giving rise to the claim and the amount claimed; or

(b)	the claim concerns any matter in relation to which there is fraud or wilful default on the part of the Company before Completion or any Seller’s Group Undertaking.

4.2	The Seller’s total liability in respect of Tax Covenant Claims is limited in accordance with paragraph 1.2.2 of Schedule 6.

4.3
The Buyer shall not be entitled to recover damages or obtain recovery, payment or reimbursement (i) in respect of any Tax Claim under or pursuant to this Agreement to the extent that it has already obtained recovery, payment or reimbursement in respect of the same matter under or pursuant to this Agreement or pursuant to any other statutory or common law right of recourse; or (ii) under or pursuant to this Agreement or pursuant to any other statutory or common law right of recourse to the extent that it has already obtained recovery, payment or reimbursement in respect of the same matter pursuant to any Tax Claim.

5	Due Date for Payment

5.1	The Seller shall pay to the Buyer any amount payable under paragraph 2 of this Schedule in cleared and immediately available funds:

(a)	for any case within (i) and (ii) below, on the later of ten (10) Business Days after the date on which the Buyer serves notice on the Seller requesting payment and:

(i)
in a case of a Tax Liability that involves an actual payment of Tax to the relevant Tax Authority, the date falling five (5) Business Days before the latest date (taking into account the conduct of the matter giving rise to the claim) by which that Tax is due and payable to the relevant Tax Authority;

(ii)
in a case that falls within paragraph (b) of the definition of Tax Liability, the date on which the Tax saved by the Company is or would have been required to be paid to the relevant Tax Authority; and

(b)
in the case of liability under paragraph 2.1(d) of this Schedule, on the later of ten (10) Business Days after the date on which the Buyer serves notice on the Seller requesting payment and five (5) Business Days before the Buyer or the relevant Group Company becomes liable to pay the costs;

(c)	in the case of liability under paragraph 2.1(b) of this Schedule, ten (10) Business Days following the date on which the Buyer serves notice on the Seller requesting payment; and

(d)
in the case of a Loss of Purchased Relief, the date falling five (5) Business Days before the latest date on which the Tax (which would not otherwise have been payable) becomes payable to the relevant Tax Authority or, in the case of a Loss of Purchased Relief which is a right to repayment of Tax, the date the repayment of Tax would actually have been obtained.

5.2
If any dispute arises as to an amount which is the subject of a claim under paragraph 2 of this Schedule, such dispute shall be referred for determination to an Expert who in making such determination shall act as expert and not arbitrator and whose decision shall be final and binding on the Seller and the Buyer. The Expert may make such enquiries as he shall think fit in order to make such determination and shall also determine how the costs of obtaining his opinion should be paid and borne by the parties, taking into account the reasonableness of their respective arguments.

6	Overprovisions and Repayments

6.1
If the auditors for the time being of the Company certify in writing (on or before the last date on which a claim under this Schedule could be made against the Seller pursuant to paragraph 4.1 above, at the request and expense of the Seller) to the Seller and the Buyer that:

(a)
any provision for Tax in the Locked Box Accounts which had the effect of reducing the Base Consideration is found (for reasons other than the availability of a Buyer’s Relief, any Tax Event taking place after Completion, or any of the matters in paragraphs 3.1(d), 3.1(e) or 3.1(f)) to be an over-provision (the amount of such over-provision being referred to as an “Over-provision”); or

(b)
the Company has received any repayment of Tax paid by the Company in respect of any period on or before Completion (other than a repayment arising (i) in respect of any Tax Event occurring in the usual and ordinary course of business of the Company after the Locked Box Date or (ii) in consequence of, in respect of or by reference to any profits earned, accrued or received by the Company in the usual and ordinary course of business after the Locked Box Date) and/or any repayment supplement and/or interest attributable to such repayment (except to the extent that the same has been shown as an asset, or taken into in account in computing (and so reducing) any provision for tax, in the Locked Box Accounts) (less any reasonable costs of obtaining such repayment to the extent not otherwise reimbursed by the Seller and less any Tax suffered thereon, a “Repayment”);

then any Over-provision shall be dealt with as set out in paragraph 6.2 below and any Repayment shall be dealt with as set out in paragraph 6.3 below.

6.2	An Over-provision or Repayment shall:

(a)	firstly, be set off against any payment then due from the Seller pursuant to any Tax Claim or otherwise under this Schedule;

(b)
secondly, to the extent that there is an excess, a refund shall be made to the Seller of any payment or payments previously made by the Seller under any Tax Claim or otherwise under this Schedule (and not previously refunded) up to the amount of such excess;

(c)
thirdly, to the extent the excess referred to in paragraph 6.2(b) above is not exhausted under that paragraph, the remainder of the excess shall be carried forward and set off against any future payment or payments which become due from the Seller under a Tax Claim or otherwise under this Schedule until such amount is exhausted.

6.3	Subject to paragraph 6.5 below, a Repayment shall:

(a)	firstly, be set off against any payment then due from the Seller pursuant to any Tax Claim or otherwise under this Schedule; and

(b)	to the extent that there is an excess, the Buyer shall pay the remainder of that excess to the Seller (by way of additional purchase price for the Shares).

6.4
If the Buyer discovers that there has been or is an Over-provision and/or a Repayment, the Company or the Buyer shall, as soon as reasonably practicable, give details thereof to the Seller and the Company or the Buyer shall supply to the Seller such information as it may reasonably require to verify the amount of Over-provision and/or Repayment.

6.5	Paragraph 6.3 above will not apply to a Repayment to the extent that the relevant Repayment:

(a)	is, or results from the use of, any Buyer’s Relief;

(b)
has already been paid over to the Seller under any other provision of this Agreement (and, for the avoidance of doubt, the Seller shall not be entitled to recover in respect of any Repayment (i) under or pursuant to paragraph 6.3 to the extent that it has already recovered the same under or pursuant to this Agreement and including, for the avoidance of doubt, to the extent that the amount of such Repayment has already been set off against (and thereby reduced) the amount of any Tax Claim then due from the Seller, or (ii) under or pursuant to any other provision of this Agreement to the extent that it has already recovered the same under or pursuant to paragraph 6.3); or

(c)
is attributable to any change after Completion in (i) Applicable Laws (other than as a result of a judgement or decision of any court or tribunal in proceedings that relate to the Company) or (ii) the accounting policies (including a change in accounting reference date) or the accounting bases on which the Company values its assets (other than a change required to be made to comply with Applicable Laws or any applicable accounting, financial reporting or mandatory regulatory requirement, in each case having effect at Completion).

7	Buyer’s Covenant

7.1
The Buyer hereby covenants with the Seller to pay to the Seller on the due date for payment an amount equal to any Tax assessed on any Seller’s Group Undertaking to the extent that such Tax liability arises as a consequence of any failure by a Buyer’s Group Undertaking after Completion to pay any Tax which is the primary liability of a Buyer’s Group Undertaking and any costs or expenses (including the costs and expenses of taking any action under this paragraph 7.1) reasonably and properly incurred or payable by any Seller’s Group Undertaking in connection with or in consequence of any matter for which a claim is made under this paragraph 7.1.

7.2	The covenant contained in clause 7.1 shall not apply if and to the extent that:

(a)
the Tax has already been recovered under a relevant statutory provision (and the Seller shall procure that no such recovery is sought to the extent recovery has already been made under this paragraph); or

(b)
the liability to Tax arises in circumstances such that the Buyer would have been able to bring a successful Tax Claim against the Seller in respect of that Tax had it been paid by the company of which the liability to Tax was the primary liability (except to the extent that a payment has already been made by the Seller pursuant to such a Tax Claim and the Tax to which it relates has not been paid).

7.3
The provisions of paragraphs 4 (Limitations), 5 (Due Date for Payment) and 9 (Claims) shall apply to the covenant in this paragraph 7 as they apply to the Tax Covenant, with references to the Seller being replaced with references to the Buyer and vice versa and with any other necessary modifications.

8	Conduct of Tax Affairs

Pre-Completion Accounting Periods

8.1
Subject to and in accordance with the provisions of this paragraph 8, save to the extent that such matters could not reasonably be expected to affect or be of any relevance to the Seller’s liability for a Tax Claim, the Seller (or its duly authorised agents) shall (at the Seller’s cost) have the conduct of:

(a)	preparing, submitting and dealing with all computations and returns relating to Tax;

(b)	preparing, submitting and dealing with all claims, elections, surrenders, disclaimers, statement, notices and consents for Tax purposes; and

(c)	(subject to paragraph 9) dealing with all other matters which relate to Tax including any correspondence, enquiry, dispute, negotiation or settlement involving any Tax Authority,

together the (“Pre-Completion Tax Documents”), in respect of all periods relevant for Tax purposes of the Company ending on or before Completion (together, the “Pre-Completion Accounting Periods”).

8.2
Except with the Buyer’s written consent, the Seller shall not, and shall procure that its duly authorised agents do not, prepare or submit or withdraw any Pre-Completion Tax Document unless the making, giving or withdrawal of it (as the case may be) either (i) is taken into account in preparing the Locked Box Accounts, or (ii) would not, in the Seller’s reasonable opinion, have an adverse effect on the liability to Tax of the Company.

8.3
The Seller shall deliver to the Buyer all the Pre-Completion Tax Documents and all related correspondence which it intends to submit to any relevant Tax Authority before submission to such Tax Authority no later than twenty (20) Business Days before submission to a Tax Authority, and consider and (to the greatest extent possible without adversely affecting the liability of any Seller’s Group Undertaking for Tax or in respect of a Tax Claim) incorporate all of the Buyer’s reasonable comments concerning such Pre-Completion Tax Documents (provided that such comments are provided to the Seller within fifteen (15) Business Days following receipt of the relevant Pre-Completion Tax Documents by the Buyer).

8.4	The Buyer shall procure that the Company shall:

(a)
sign (without amendment other than any amendment agreed in accordance with paragraph 8.3) each Pre-Completion Tax Document which the Company is required to sign (provided that the Company shall not be required to sign any Tax Document which it or the Buyer considers in its reasonable opinion is not true and accurate or is misleading in any material respect), provided that the Buyer receives such Pre-Completion Tax Document within a reasonable time before such document is required to be submitted;

(b)
for the Pre-Completion Accounting Periods, make such claims, surrenders, disclaimers and elections and give such notice or consent as were taken into account in computing a provision for Tax in the Locked Box Accounts, provided that the Seller shall procure that such information as is required for the Buyer and the Company to be able to comply with this paragraph 8.4(b) is provided to the Buyer and/or the Company no later than ten (10) Business Days before such claim, surrender, disclaimer, election, notice or consent is required to be made or given; and

(c)
save to the extent that such matters could not reasonably be expected to affect or be of any relevance to the Seller’s liability for a Tax Claim, give prompt notice to the Seller of any meeting with any Tax Authority in relation to the Tax returns and computations for the Pre-Completion Accounting Periods and allow the Seller and/or its advisors to attend any such meetings.

8.5	The Seller shall procure that:

(a)	the Buyer is kept informed of the progress of all material matters relating to the Seller’s conduct in respect of the Pre-Completion Tax Documents; and

(b)	no Pre-Completion Tax Document is submitted to any Tax Authority which is, so far as the Seller is aware, misleading or not true and accurate.

8.6
The Seller and the Buyer shall deliver to one another copies of all Pre-Completion Tax Documents sent by them to, or received by them from, a Tax Authority, delivery to be effected promptly on despatch, or as the case may be, receipt.

Straddle Periods and Post-Completion Periods

8.7
The Buyer or its duly authorised agents shall have conduct of all Tax affairs of the Company which are not Pre-Completion Tax Affairs, and shall, in each case, (subject to paragraph 8.9 below) be entitled to deal with such Tax affairs in any way in which it, in its absolute discretion, considers fit.

8.8
Subject to the provisions of this paragraph 8, in relation to any Straddle Period the Buyer shall have conduct, but to the extent that such matters relate to any period or part period falling on or before Completion (save to the extent that such matters could not reasonably be expected to affect or be of any relevance to the Seller’s liability for a Tax Claim) the Buyer shall:

(a)
procure that Tax returns and computations are prepared on a basis which is consistent with the manner in which the Tax returns and computations of the Company were prepared for all accounting periods ending prior to Completion (except for changes necessary to comply with law);

(b)
no less than twenty (20) Business Days before submission to a Tax Authority, deliver to the Seller all such Tax returns and computations which it intends to submit to such Tax Authority and from which it appears that the Buyer may have a Tax Claim, and consider and (to the greatest extent possible without adversely affecting the liability of any Buyer’s Group Undertaking for Tax) incorporate all the Seller’s reasonable comments concerning such documents (provided that such comments are provided to the Buyer within fifteen (15) Business Days following receipt of the relevant documents by the Seller); and

(c)
give prompt notice to the Seller of any meeting with any Tax Authority in relation to the Tax returns and computations for the Straddle Period where the purpose of such meeting is or may be to discuss a matter which could affect the liability of the Seller in respect of a Tax Claim and allow the Seller and/or its advisors to attend any such meetings.

8.9
Subject to paragraphs 8.11 and 8.12 below but notwithstanding any other provision of this paragraph 8, the Buyer shall not, and shall procure that no Buyer’s Group Undertaking will, without the written consent of the Seller (not to be unreasonably withheld or delayed), take any action under the provisions of any enactment or regulation relating to Tax if such action, could reasonably be expected to adversely affect the liability of any Seller’s Group Undertaking for Tax or in respect of a Tax Claim

Co-operation

8.10
The Seller and the Buyer shall provide or ensure the provision to each other of information and assistance which may reasonably be required to perform their obligations or exercise their rights under this paragraph 8.

Miscellaneous

8.11
Neither the Buyer nor the Company will be required to take any action under this paragraph 8 which it reasonably considers (i) will require it to engage in fraudulent conduct, conduct involving dishonesty, or the commission of, or participation in, any criminal offence or conduct, or (ii) would be likely to materially increase any Tax liabilities of a Buyer’s Group Undertaking.

8.12	The provisions of this paragraph 8 are without prejudice to the provisions of paragraph 9, and the provisions of paragraph 9 will prevail in the event of any conflict.

9	Claims

9.1
If the Buyer becomes aware after Completion of any matter which could reasonably be expected to give rise to a Tax Claim, the Buyer agrees to procure that written notice of that matter (setting out reasonable particulars of the potential liability to the extent then known and, where possible, the due date for payment and the time limits for any appeal) (a “Tax Notice”) is given as soon as reasonably practicable to the Seller provided that the giving of such notice shall not be a condition precedent to the liability of the Seller in respect of a Tax Claim.

9.2	The Buyer shall procure that, where a Tax Notice has been given to the Seller:

(a)	the Seller is kept informed of the progress of such matter;

(b)
the Seller receives copies of, or extracts from (only insofar as extraction is required to avoid providing the Seller with parts of written correspondence that do not relate to the Company), all material written correspondence to, or from, any Tax Authority insofar as it is relevant to such matter as soon as reasonably practicable;

(c)
neither the Buyer nor its agents or professional advisers will submit any documentation, communication or correspondence to any Tax Authority in relation to such matter without first (i) affording the Seller a reasonable opportunity to comment on the draft document or correspondence before submission and (ii) incorporating the Seller’s reasonable comments in the submitted version to the extent it is reasonable to do so (provided that such comments are received within a reasonable time prior to any deadline for submission); and

(d)	give the Seller reasonable advance notice of any meeting or discussion within a Tax Authority relating to the matter and the opportunity to participate in such meeting or discussion.

9.3
Subject to paragraph 9.4 and 9.5 below, if the Seller indemnifies the Buyer and the Company to the Buyer’s reasonable satisfaction against all liabilities, costs, damages or expenses that may be incurred (including any additional Tax), the Buyer shall take and shall procure that the Company shall take any action that the Seller may reasonably request by notice in writing given to the Buyer to avoid, dispute, resist, appeal, compromise, defend, remedy, mitigate or postpone any Tax due in respect of the matter referred to in paragraph 9.1 above, including (at the election of the Seller by notice in writing given to the Buyer) allowing the Seller to take full conduct of any proceedings related to the matter referred to in paragraph 9.1 above.

9.4
Where, pursuant to paragraph 9.3, the Seller chooses to conduct proceedings in relation to the matter referred to in paragraph 9.1 above, then paragraph 9.2 shall, in addition, apply in relation to those proceedings as if references to the Seller were references to the Buyer (and vice versa) and as if references to the matter were references to the matter of which the Seller has conduct.

9.5
Neither the Buyer nor the Company will be required to take any action under this paragraph 9 which it reasonably considers will require it to engage in fraudulent conduct, conduct involving dishonesty, or the commission of, or participation in, any criminal offence or criminal conduct. Nothing in this paragraph 9 will require the Buyer or the Company to resist any matter referred to in paragraph 9.1 before any court, tribunal or other appellate body unless the Seller has furnished the Buyer with written advice from a leading tax counsel, after disclosure of all relevant information and documents, that it is reasonable to resist such matter in the manner proposed by the Seller or its agents or professional advisers.

9.6
Subject to the following sentence, the Buyer shall not (and shall procure that the Company shall not) admit liability or make any agreement, settlement or compromise in relation to the matter referred to in paragraph 9.1 above without prior written consent of the Seller (such consent not to be unreasonably withheld or delayed). The Seller’s rights under paragraph 9.3 above shall not apply in respect of a given matter if the Seller has not within thirty (30) Business Days of receipt of a Tax Notice from the Buyer in respect of that matter: (i) notified the Buyer in writing that it wishes any action to be taken or to take conduct in respect of that matter; or (ii) indemnified the Buyer or the Company in accordance with paragraph 9.3.

9.7
The Buyer shall procure that the Seller and its duly authorised agents and professional advisors are afforded such reasonable access to the books, accounts, personnel, correspondence and documentation of the Company and such other assistance as the Buyer considers reasonably necessary to enable the Seller to exercise its rights under this paragraph 9.

SCHEDULE 8
[***]

SCHEDULE 9
CONDUCT OF INDEMNITY CLAIMS

1.	General Limitations

1.1	The Seller shall not be liable for a claim under a Specific Indemnity to the extent that the matter giving rise to the claim under the Specific Indemnity:

1.1.1
would not have arisen but for a voluntary Event on or after Completion by a Buyer’s Group Undertaking otherwise than to the extent required by law or by any contract entered into prior to Completion; or

1.1.2
would not have arisen but for the passing of, or a change in, a law, rule, regulation, interpretation of the law or administrative practice of a government, governmental department, agency or regulatory body after the date of this Agreement or an increase in the Tax rates or an imposition of Tax, in each case not actually or prospectively in force at the date of this Agreement.

1.2	The Buyer shall not be liable for an Environmental Indemnity Claim to the extent that the matter giving rise to the Environmental Indemnity Claim:

1.2.1
would not have arisen but for a voluntary Event on or after Completion by the Seller or its Affiliates otherwise than to the extent required by law or by any contract entered into prior to Completion; or

1.2.2
would not have arisen but for the passing of, or a change in, a law, rule, regulation, interpretation of the law or administrative practice of a government, governmental department, agency or regulatory body after the date of this Agreement not actually or prospectively in force at the date of this Agreement.

1.3	For the avoidance of doubt, the Seller shall not be liable for any claim under a Specific Indemnity in respect of any amount of or in respect of any VAT which is recoverable.

1.4	Where:

1.4.1
any Relief or other corresponding benefit is obtained by the Company, the Buyer or any Buyer’s Group Undertaking in respect of, in consequence of, or otherwise in connection with a matter giving rise to any claim under a Specific Indemnity (including, for the avoidance of doubt any rebate or repayment of Tax previously paid, and the amount of any repayment supplement or interest in connection therewith) (a “Specific Indemnity Claim Relief”); and

1.4.2	the Seller makes or has made any payment in respect of such claim under a Specific Indemnity;

the Buyer shall promptly notify the Seller in writing of such Specific Indemnity Claim Relief and, within five business days refund to the Seller an amount equal to the lesser of:

(a)	the amount paid by the Seller in respect of such claim under a Specific Indemnity; and

(b)	the value obtained by the Company, the Buyer or any Buyer’s Group Undertaking as a result of the Specific Indemnity Claim Relief,

in each case less any reasonable costs and expenses incurred by the Company, the Buyer or the Buyer’s Group Undertaking in bringing the claim under a Specific Indemnity or in claiming the Specific Indemnity Claim Relief.

1.5	The value obtained by the Company, the Buyer or any Buyer’s Group Undertaking as a result of the Specific Indemnity Claim Relief is:

1.5.1
where the Specific Indemnity Claim Relief is a Relief other than a right to repayment or refund in relation to Tax, the amount of Tax saved by the Company, the Buyer or any Buyer’s Group Undertaking as a result of that Specific Indemnity Claim Relief (and for these purposes the Specific Indemnity Claim Relief shall be deemed to have been used at the first available opportunity and in priority to any other available Reliefs so far as reasonably possible); and

1.5.2
where the Specific Indemnity Claim Relief is a right to repayment or refund in relation to Tax, the amount of such repayment or refund obtained (and for these purposes “obtained” shall include a repayment or refund being set off against any liability for which the Seller is not liable to the Buyer under this Agreement); and

1.5.3	in any other case the amount of economic benefit actually obtained by the Company, the Buyer or any Buyer’s Group Undertaking as a result of the Specific Indemnity Claim Relief.

1.6
A Specific Indemnity Claim Relief that is a right to repayment or refund of Tax shall not be treated as a Repayment under paragraph 6 of  Schedule 7 if and to the extent that it has been taken into account pursuant to this paragraph 1 of Schedule 9 to reduce the liability of the Seller (including by way of a refund under paragraph 1.4.2 above) in respect of any claim under a Specific Indemnity.

1.7	The Buyer shall, and shall procure that the Company and each Buyer’s Group Undertaking shall, claim and obtain any Specific Indemnity Claim Relief as soon as is reasonably possible.

2.	Contingent Liabilities

2.1
To the extent that a Specific Indemnity Claim is based upon a liability of the Company which is a contingent liability, the Seller shall not be liable to make a payment to the Buyer in respect thereof unless and until such time as the contingent liability becomes an actual liability of the Company to make a payment.

2.2
To the extent that an Environmental Indemnity Claim is based upon a liability of the Company which is a contingent liability, the Buyer shall not be liable to make a payment to the Seller in respect thereof unless and until such time as the contingent liability becomes an actual liability of the Company to make a payment.

3.	Recovery Only Once

3.1	The Buyer is not entitled to recover more than once in respect of the same claim under the Specific Indemnities.

3.2	The Seller is not entitled to recover more than once in respect of the same Environmental Indemnity Claim

4.	General

Nothing in this Schedule 9 shall have the effect of limiting or restricting any liability of (a) the Seller in respect of any claim under a Specific Indemnity or (b) the Buyer in respect of an Environmental Indemnity Claim, in both cases, arising as a result of any fraud.

EXECUTED BY THE PARTIES on the date written at the start of this Agreement:

SIGNED by Charles Hubert NOUEL duly authorised for and on behalf of TIZIR LIMITED	/s/ Charles Hubert Nouel

SIGNED by Christel SAUVONNET ép. BORIES (Président Directeur Général) duly authorised for and on behalf of ERAMET SA	/s/ Christel Sauvonnet ép Bories

SIGNED by Jeffry Quinn duly authorised for and on behalf of TRONOX HOLDINGS PLC	/s/ Jeffry Quinn

SIGNED by John Srivisal duly authorised for and on behalf of TRONOX TITANIUM HOLDINGS AS	/s/ John Srivisal